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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FORESCOUT TECHNOLOGIES, INC.
(Name of Subject Company)

FORESCOUT TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34553D101
(CUSIP Number of Class of Securities)

Darren J. Milliken
Senior Vice President, General Counsel,
Corporate Secretary, and Corporate Compliance Officer
190 West Tasman Drive
San Jose, CA 95134
(408) 213-3191
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Steven E. Bochner
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Forescout Technologies, Inc., a Delaware corporation (which we refer to as "Forescout"). Unless the context indicates otherwise, we use the terms "us," "we" and "our" to refer to Forescout. The address of Forescout's principal executive office is 190 West Tasman Drive, San Jose, California 95134. The telephone number of Forescout's principal executive office is (408) 213-3191.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as this "Schedule 14D-9") relates to the common stock, par value $0.001 per share, of Forescout (we refer to each such share as a "Share").

        As of July 15, 2020, there were (1) 49,602,911 Shares issued and outstanding; (2) 4,943,522 Shares subject to issuance pursuant to outstanding Forescout Stock-Based Awards (as defined below) (which includes Forescout Stock-Based Awards with outstanding performance-based vesting conditions covering an aggregate of 58,975 Shares issuable assuming maximum performance (and which would be the same number of Shares assuming target performance)); (3) 2,340,384 Shares subject to issuance pursuant to outstanding Forescout Options (as defined below) (of which 2,305,396 Shares were subject to issuance pursuant to outstanding Forescout Options with an exercise price per Share that is less than the Offer Price (as defined below) and no Shares were subject to performance-based vesting conditions); and (4) no Shares subject to issuance pursuant to outstanding purchase rights under Forescout's 2017 Employee Stock Purchase Plan (which we refer to as the "ESPP").

Item 2.    Identity and Background of Filing Person

Name and Address

        Forescout, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Forescout are set forth in the section of this Schedule 14D-9 captioned "Item 1. Subject Company Information—Name and Address."

Tender Offer

        This Schedule 14D-9 relates to the cash tender offer (which we refer to as the "Offer") by Ferrari Merger Sub, Inc., a Delaware corporation (which we refer to as "Purchaser") and an indirect wholly owned subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership (which we refer to as "Parent"), to purchase all of the issued and outstanding Shares at an offer price of $29.00 per Share, without interest and subject to any applicable withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer, which we refer to as the "Offer Price"), net to the seller in cash.

        The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2020 (as it may be amended or supplemented from time to time, and which we refer to as the "Offer to Purchase"), and the related form of Letter of Transmittal (as it may be amended or supplemented from time to time, and which we refer to as the "Letter of Transmittal"), pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time, and which we refer to as the "Amended Merger Agreement"), dated July 15, 2020, between Parent, Purchaser and Forescout. The Amended Merger Agreement amends and restates the Agreement and Plan of Merger, dated February 6, 2020 (which we refer to as the "Original Merger Agreement"), between Parent, Purchaser and Forescout. A more complete description of the Amended Merger Agreement can be found in Section 11 of the Offer to Purchase. A copy of the Amended Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, which we refer to as the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (which we refer to as the "SEC") on July 20, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

        Pursuant to the Amended Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will (and Parent will cause Purchaser to) (1) promptly after the Expiration Date (as defined below), accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (we refer to the time of such acceptance as the "Offer Acceptance Time"); and (2) as promptly as practicable after the Offer Acceptance Time, pay for such Shares by delivery of funds to the depositary for the Offer, and Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Shares. Parent intends to fund the aggregate Offer Price and the aggregate consideration payable upon the consummation of the Merger with a combination of the proceeds of committed equity financing provided by funds managed or advised by Advent International Corporation (which we refer to as "Advent"; and such funds the "Advent Funds") (which committed amount is sufficient to pay all such aggregate amounts) and committed debt financing. The Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement (all of which we refer to as the "Transactions") are not subject to a financing condition.

        As soon as practicable following the consummation of the Offer, the Amended Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth in the Amended Merger Agreement, Purchaser will be merged with and into Forescout (which we refer to as the "Merger"), with Forescout surviving as an indirect wholly owned subsidiary of Parent (which corporation we refer to as the "Surviving Corporation"). The Amended Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (which we refer to as the "DGCL"), which permits completion of the Merger without a vote of Forescout stockholders. Under the terms of the Amended Merger Agreement, Forescout and Parent must consummate the Merger on the first business day after the Offer Acceptance Time. At the effective time of the Merger (which we refer to as the "Effective Time"), each Share (other than Shares (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser, including any Shares to be contributed to Parent or a subsidiary thereof in exchange for equity interests in such entity; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser; or (4) held by Forescout stockholders who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the DGCL), will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price.

        Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (which we refer to as the "Exchange Act")) the Offer on July 20, 2020. Subject to the terms and conditions of the Amended Merger Agreement and the Offer, the Offer is initially scheduled to expire at the end of the day, one minute after 11:59 p.m., Eastern time (which we refer to as the "Expiration Time"), on August 14, 2020 (which we refer to as the "Initial Expiration Date;" and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the Amended Merger Agreement, the "Expiration Date"). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 in the Offer to Purchase) is expected to occur on August 14, 2020, unless Purchaser extends the Offer pursuant to the terms of the Amended Merger Agreement.

        The Offer is conditioned upon the satisfaction, or waiver by Parent (in accordance with the terms of the Amended Merger Agreement), of the following conditions at the Expiration Time: (1) the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time, excluding from such outstanding amount any Shares held in treasury by Forescout as of the expiration of the Offer or any other Shares acquired by Forescout prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of stock options) (which we refer to as the "Minimum Condition"); (2) no temporary restraining order, preliminary or permanent injunction or other judgement or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger is in effect, no action taken by any governmental authority of competent jurisdiction, and no law will have been enacted, entered, enforced or deemed applicable to the Offer, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger; (3) certain representations and warranties made by Forescout in the Amended Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the Amended Merger Agreement as further described in the Offer to Purchase; (4) Forescout will have performed and complied in all material respects with certain covenants and obligations as further described in the Offer to Purchase; (5) Parent and Purchaser will have received a certificate of Forescout, validly executed for and on behalf of Forescout and in its name by a duly authorized executive officer of Forescout, certifying that the conditions set forth in (3) and (4) above have been satisfied; and (6) the Amended Merger Agreement will not have terminated in accordance with its terms. There is no condition related to the non-occurrence of a "material adverse effect." Forescout, Parent and Purchaser have received all necessary regulatory approvals to consummate the Transactions.

        The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Amended Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Amended Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

        This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Forescout's stockholders. Forescout is not asking for a proxy and you are requested not to send Forescout a proxy. Any solicitation of proxies that Parent or Forescout might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

        As set forth in the Schedule TO, Parent's and Purchaser's principal executive offices are located at c/o Advent International Corporation, 800 Boylston Street, Boston, Massachusetts 02199. The telephone number of Parent and Purchaser is (617) 951-9400.

        Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC's website at www.sec.gov, or by going to Forescout's Investor Relations page on its website at https://investors.forescout.com/ and clicking on the link titled "SEC filings" under the heading "Financials."

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Forescout, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Forescout or its affiliates, on the one hand, and (1) Forescout's current executive officers, directors or affiliates; or (2) Advent, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Forescout and Advent

Amended Merger Agreement

        Summaries of the material terms of the Amended Merger Agreement are included in Section 11 of the Offer to Purchase and are incorporated in this Schedule 14D-9 by reference. The Amended Merger Agreement governs the contractual rights among Forescout, Parent and Purchaser in relation to the Offer and the Merger. The Amended Merger Agreement is not intended to provide any other factual information about Forescout, Parent or Purchaser. The Amended Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties, covenants and agreements included in the Amended Merger Agreement (1) were made only for purposes of the Amended Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Amended Merger Agreement, except as further described below; (3) may be subject to important qualifications, limitations and supplemental information agreed to by Forescout, Parent and Purchaser in connection with negotiating the terms of the Amended Merger Agreement; and (4) may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC and in some cases were qualified by confidential matters disclosed to Parent and Purchaser by Forescout in connection with the Amended Merger Agreement. In addition, the representations and warranties may have been included in the Amended Merger Agreement for the purpose of allocating contractual risk between Forescout and Parent and Purchaser rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Further, the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Amended Merger Agreement may have the right not to consummate the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Other than the indemnification provisions of the Amended Merger Agreement (which are discussed under the section of this Schedule 14D-9 captioned "Arrangements between Parent, Purchaser and the Current Executive Officers, Directors and Affiliates of Forescout—Indemnification and Insurance" below), the rights of Forescout's stockholders to receive the Offer Price and the holders of certain equity awards to receive the consideration described in the Amended Merger Agreement, the rights of Forescout (on behalf of Forescout stockholders) to pursue certain equitable remedies and the rights of certain financing sources of Parent and Purchaser as set forth in the Amended Merger Agreement, nothing in the Amended Merger Agreement confers any rights or remedies upon any person other than the parties to the Amended Merger Agreement. Forescout's stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Forescout, Parent, Purchaser or any of their respective subsidiaries or affiliates.

        The summaries in the Offer to Purchase may not contain all of the information about the Amended Merger Agreement that is important to Forescout stockholders, and Forescout stockholders are encouraged to read the Amended Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Amended Merger Agreement and not by the summaries described in Section 11 of the Offer to Purchase under the section captioned "The Amended Merger Agreement."

Confidentiality Agreement

        Forescout and Advent executed a mutual non-disclosure and confidentiality agreement, dated November 14, 2019 (which we refer to as the "Confidentiality Agreement"), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The termination of the Amended Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Amended Merger Agreement in accordance with its terms. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Equity Commitment Letter

        Concurrently with the execution of the Amended Merger Agreement, the Advent Funds and Parent entered into an amended and restated equity commitment letter (which we refer to as the "Equity Commitment Letter") pursuant to which the Advent Funds have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of making all closing payments contemplated by the Amended Merger Agreement in connection with the Transactions (which we refer to as the "Equity Financing"). Parent will contribute or otherwise advance to Purchaser the net proceeds from the Advent Funds' equity investment, which is expected to be less than the amount committed in the Equity Commitment Letter in light of debt financing being arranged by Parent and Purchaser. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Limited Guarantee

        Concurrently with the execution of the Amended Merger Agreement, Forescout and the Advent Funds entered into an amended and restated limited guarantee (which we refer to as the "Limited Guarantee"), pursuant to which, subject to the terms and conditions contained in the Limited Guarantee, the Advent Funds are guaranteeing certain obligations of Parent and Purchaser to Forescout in connection with the Amended Merger Agreement, including the payment, if, as and when due by Parent or Purchaser pursuant to the terms of the Amended Merger Agreement of: (1) an amount in cash equal to $97,256,534; and (2) Parent's obligations pursuant to Section 6.6(e) and Section 6.6(f) of the Amended Merger Agreement (in an aggregate amount not to exceed $250,000) and the interest, enforcement and all other expenses described in Section 8.3(e) of the Amended Merger Agreement, including, in each case, all reasonable costs of enforcement and collection (including reasonable attorneys' fees) incurred by Forescout associated with enforcing its rights under the Limited Guarantee. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Settlement Agreement

        Concurrently with the execution of the Amended Merger Agreement, Forescout, Parent and Purchaser entered into a settlement agreement (which we refer to as the "Settlement Agreement") in respect of the action commenced by Forescout, on May 19, 2020, in the Delaware Court of Chancery captioned Forescout Technologies, Inc. v. Ferrari Group Holdings, L.P., et al., C.A. No. 2020-0385-SG (which we refer to as the "Advent Litigation"). Pursuant to the Settlement Agreement, the parties have agreed to release their respective claims made in connection with the Advent Litigation.

Arrangements between Parent, Purchaser and the Executive Officers, Directors and Affiliates of Forescout

        Forescout's directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of the Forescout stockholders generally. These interests may include, among others, (1) for Forescout's directors and executive officers, the treatment of outstanding awards of stock options and restricted stock units; and (2) for Forescout's executive officers, agreements that each of Forescout's executive officers have entered into with Forescout that provide for the acceleration of stock options and restricted stock units and payments of severance benefits in the event that the officer experiences a qualifying termination of employment within a specified period following a change in control of Forescout (or for Forescout's Chief Executive Officer and President, the acceleration of certain stock options and restricted stock units on a change in control). These interests may create potential conflicts of interest. Forescout's Board of Directors (which we refer to as the "Forescout Board") was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Amended Merger Agreement and the Transactions, as more fully discussed in the section of this Schedule 14D-9 captioned "Item 4. The Solicitation or Recommendation—Forescout's Reasons for the Offer and the Merger." For more information, please see the section captioned "The Merger—Interests of Forescout's Directors and Executive Officers in the Merger" in Forescout's definitive proxy statement for its special meeting of stockholders, filed with the SEC on March 24, 2020. That proxy statement (which we refer to as the "Proxy Statement") is filed as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Potential Payments At or Following Change in Control

  Employment Agreements

          Chief Executive Officer

        Prior to our initial public offering, on May 18, 2016, we entered into an amended and restated employment agreement with Michael DeCesare, our Chief Executive Officer and President, which was further amended on September 29, 2017. The agreement provides an initial term through December 31, 2020, with automatic renewal of successive, one-year terms thereafter unless either party provides notice of non-renewal at least 60 days prior to the renewal date, provided that any non-renewal by us will not be permitted after a definitive agreement to enter into a "change in control," as defined in the employment agreement, has been executed (until the change in control occurs or the transaction is abandoned).

        Mr. DeCesare's employment agreement provides that, in the event of our change in control, the vesting of Mr. DeCesare's equity awards will accelerate to the extent they would have vested on or before the one-year anniversary of the change in control, any Forescout PSUs (as defined below) will have the applicable performance-based criteria deemed achieved at target levels, and, if any of Mr. DeCesare's equity awards will not continue through assumption or substitution after the change in control, such award will be fully vested immediately prior to the change in control.

        Furthermore, Mr. DeCesare's employment agreement provides that if his employment is terminated by us without "cause" (and other than due to his death or his becoming "disabled") or by him for "good reason" during the period beginning three months before the first event that leads to our change in control through 18 months after our change in control, then, provided that Mr. DeCesare signs and does not revoke a separation agreement and such separation agreement and release becomes irrevocable within 60 days of the date his employment is terminated, he will receive:

  •
  a lump sum cash payment equal to 100 percent of the sum of (1) the greater of his then-current base salary and the base salary in effect immediately before the change in control, and (2) his target incentive opportunity;

  •
  a lump sum cash payment equal to 12 months of premiums he otherwise would be required to pay for continued post-employment group health coverage, for himself and his family, based on the benefits in effect on the date his employment is terminated; and

  •
  100 percent accelerated vesting of the unvested portion of all stock options and other stock-based awards held by him.

        The separation agreement would include, among other terms, a mutual release of claims and mutual non-disparagement obligations, as well as obligations by Mr. DeCesare relating to post-employment non-solicitation, post-employment confidentiality and certain post-employment cooperation efforts with respect to investigations, audits and other actions or proceedings relating to the period during which he was employed by us.

        Mr. DeCesare's employment agreement provides that, if any payment or benefits to him (including the payments and benefits under his employment agreement), when calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder, would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will either (1) be reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax; or (2) not reduced, whichever, after taking into account all applicable federal, state, and local employment taxes, income taxes and the excise tax, results in his receipt, on an after-tax basis, of the greater amount of payments and benefits.

        For purposes of the employment agreement between us and Mr. DeCesare, the following terms have the following meanings:

  •
  The term "cause" generally means (1) an act of dishonesty by the employee in connection with his responsibilities as an employee; (2) his being convicted of, or plea of no contest to, a felony or any crime involving fraud or embezzlement; (3) his gross misconduct in connection with the performance of his duties; (4) his willful breach of any obligations under any written agreement or covenant with us; (5) his failure to cooperate in good faith with a governmental or internal investigation of us or our directors, officers, or employees, if we requested his cooperation; or (6) his continued failure to perform his employment duties after he has received a written demand of performance from us which specifically sets forth the factual basis for our belief that he has not substantially performed his duties; provided, however, that "cause" will not be deemed to exist in the case of (5) and (6) above unless he has been provided with 30 days written notice by the Forescout Board of the act or omission constituting "cause" and 30 days opportunity to cure such act or omission, if capable of cure.

  •
  The term "good reason" generally means the occurrence of any of the following events: (1) a material reduction of his base salary; (2) a material reduction of his then-effective target bonus; (3) a material reduction in his duties, authority, reporting relationship or responsibilities; (4) a requirement that the employee relocate more than 50 miles from his then-current office location; (5) a material violation by us of a material term of any employment, severance, or change in control agreement between him and us; or (6) a failure by any successor entity to us to assume the employment agreement; provided, however, that "good reason" will not be deemed satisfied unless the employee gives us written notice of the condition within 90 days after the condition comes into existence and we fail to remedy the condition within 30 days after receiving such written notice.

        The closing of the Offer and the Merger will constitute a "change in control" under Mr. DeCesare's employment agreement.

        For additional information regarding the terms of Mr. DeCesare's employment agreement, see Item 11 of Forescout's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020, as amended by Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K, filed with the SEC on April 29, 2020, which is filed as Exhibit (e)(8) and is incorporated in this Schedule 14D-9 by reference.

          Other Executive Officers

        Prior to our initial public offering, effective January 1, 2017, we entered into employment agreements with each of Messrs. Harms, Abreu and Milliken, which employment agreements were further amended on May 24, 2019, in the case of Mr. Abreu, and on January 1, 2020, in the case of Messrs. Harms, Abreu and Milliken. The agreements for Messrs. Harms, Abreu and Milliken each provide for a current term through December 31, 2022, with automatic renewal of successive, one-year terms thereafter unless either party provides notice of non-renewal at least 30 days prior to the renewal date, provided that in the event of our "change in control," as defined in the applicable employment agreement, the employment agreement will be extended automatically through the date that is 12 months following the change in control. In the event that a definitive agreement for a transaction that, if consummated, would result in a change in control is entered into by us, any nonrenewal notice by us will not be permitted (until the change in control occurs or the definitive agreement is terminated).

        The employment agreements of these executive officers provide that, in the event of a change in control, if any of the executive officer's equity awards will not continue through assumption or substitution after the change in control, such award will be fully vested immediately prior to the change in control.

        Further, the employment agreements of our executive officers provide that, if the executive officer's employment is terminated by us without "cause" (and other than due to his death or his becoming "disabled") or by him for "good reason," as such terms are defined in the applicable employment agreement, during the period beginning three months before our change in control through 12 months after our change in control, provided he signs and does not revoke a separation agreement, he will receive:

  •
  a lump sum cash payment equal to 100 percent of the sum of (1) the greater of his then-current base salary and the base salary in effect immediately before the change in control, and (2) his target incentive opportunity;

  •
  a lump sum cash payment equal to 12 months of premiums he otherwise would be required to pay for continued post-employment group health coverage, based on the benefits in effect on the date his employment is terminated; and

  •
  100 percent accelerated vesting of the unvested portion of all stock options and other stock-based awards held by him.

        The separation agreement would include, among other terms, a release of claims in our favor, and post-employment non-solicitation, non-disparagement and confidentiality obligations, on the part of the executive officer. The employment agreements of Messrs. Harms, Abreu and Milliken provide that if any payment or benefits to them (including the payments and benefits under their employment agreement), when calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder, would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will either (1) be reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax; or (2) not reduced, whichever, after taking into account all applicable federal, state, and local employment taxes, income taxes and the excise tax, results in their receipt, on an after-tax basis, of the greater amount of payments and benefits.

        For purposes of the employment agreement between us and each of Messrs. Harms, Abreu and Milliken, the following terms generally have the following meanings:

  •
  The term "cause" generally means (1) a material act of dishonesty by the executive officer in connection with his responsibilities as an employee; (2) his being convicted of, or plea of no contest to, a felony or any crime involving fraud or embezzlement; (3) his gross misconduct in connection with the performance of his duties; (4) his willful breach of any material obligations under any written agreement or covenant with us; (5) his failure to cooperate in good faith with a governmental or internal investigation of us or our directors, officers, or employees, if we requested his cooperation; or (6) his continued failure to perform his employment duties after he has received a written demand of performance from us which specifically sets forth the factual basis for our belief that he has not substantially performed his duties; provided, however, that "cause" will not be deemed to exist in the event of (5) or (6) unless the executive officer has been provided with 30 days written notice by the Forescout Board of the act or omission constituting "cause" and 30 days opportunity to cure such act or omission, if capable of cure.

  •
  The term "good reason" generally means the occurrence of any of the following events, without the executive officer's written consent: (1) a material reduction of his base salary; (2) a material reduction of his target cash incentive opportunity; (3) a material reduction in his duties, authority, reporting relationship or responsibilities; (4) a requirement that the executive officer relocate more than 50 miles from his then-current office location; (5) a material violation by us of a material term of any employment, severance or change in control agreement between him and us; or (6) a failure by any successor entity to us to assume the employment agreement; provided, however, that "good reason" will not be deemed satisfied unless the executive officer gives us written notice of the condition within 90 days after the condition comes into existence, we fail to remedy the condition within 30 days after receiving notice, and he terminates his employment with us within 90 days following the expiration of our remedy period.

        The closing of the Offer and the Merger will constitute a "change in control" under the employment agreements of our executive officers.

        For additional information regarding the terms of these employment agreements, see Item 11 of Forescout's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020, as amended by Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K, filed with the SEC on April 29, 2020, which is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Appointment of Chief Operating Officer

        On July 14, 2020, and in connection with the entry into the Amended Merger Agreement, the Forescout Board appointed Nicholas Noviello as Forescout's Chief Operating Officer, effective as of the first business day following the commencement of the Offer.

        In connection with Mr. Noviello's appointment, the Board approved the entry into an employment agreement with him similar in form generally to the employment agreements between Forescout and each of its current executive officers, described above. The employment agreement for Mr. Noviello provides for a term of one year, beginning on the first business day after the commencement of the Offer, with automatic renewal of successive, one-year terms thereafter unless either party provides notice of non-renewal at least 30 days prior to the renewal date, provided that in the event of a "change in control" of Forescout (excluding the Offer and the Merger), the employment agreement will be extended automatically through the date that is 12 months following the change in control (excluding the Offer and the Merger). If a definitive agreement for a transaction that, if consummated, would result in change in control of Forescout (excluding the Offer and the Merger) is entered into by Forescout, any nonrenewal notice by Forescout will not be permitted (until the change in control (excluding the Offer or the Merger) occurs or the definitive agreement is terminated).

        The Offer and the Merger are excluded from the definition of "change in control" in Mr. Noviello's employment agreement, and as a result, the closing of the Offer and the Merger will not constitute a "change in control" under the employment agreement.

        Pursuant to the employment agreement, Mr. Noviello's base salary is $500,000. Mr. Noviello is eligible to receive cash incentive compensation, with his target bonus opportunity to be determined by the Board or its compensation committee (which we refer to as the "Compensation Committee"), as applicable, after consultation with Mr. Noviello. Any bonus will be awarded based on the objective and/or subjective criteria established and approved by the Board or its committee, as applicable, in its sole discretion. The employment agreement does not provide for an initial grant of equity to Mr. Noviello.

        Mr. Noviello's employment agreement provides that, if his employment is terminated by Forescout without "cause" (and other than due to his death or his becoming "disabled") or by him for "good reason," as such terms are defined in his employment agreement, other than during the period beginning three months before a change in control of Forescout (excluding the Offer and the Merger) through 12 months after such change in control (excluding the Offer and the Merger), provided he signs and does not revoke a separation agreement described below, he will receive: (1) a lump sum cash payment equal to 100 percent of his then-current base salary; and (2) a lump sum cash payment equal to 12 months of premiums he otherwise would be required to pay for continued post-employment group health coverage, based on the benefits in effect on the date his employment is terminated.

        Mr. Noviello's employment agreement provides that, in the event of a change in control of Forescout (excluding the Offer and the Merger), if any of his equity awards will not continue through assumption or substitution after the change in control (excluding the Offer and the Merger), such award will be fully vested immediately prior to the change in control (excluding the Offer and the Merger).

        Mr. Noviello's employment agreement also provides that, if his employment is terminated by Forescout without cause (and other than due to his death or his becoming disabled) or by him for good reason during the period beginning three months before a change in control of Forescout (excluding the Offer and the Merger) through 12 months after a change in control of Forescout (excluding the Offer and the Merger), provided he signs and does not revoke a separation agreement described below, he will receive: (1) a lump sum cash payment equal to 100 percent of the sum of (1) the greater of his then-current base salary and the base salary in effect immediately before the change in control (excluding the Offer and the Merger); and (2) his target annual incentive opportunity; (2) a lump sum cash payment equal to 12 months of premiums he otherwise would be required to pay for continued post-employment group health coverage, based on the benefits in effect on the date his employment is terminated; and (3) 100 percent accelerated vesting of the unvested portion of all stock options and other stock-based awards held by him, with any performance-based vesting component deemed achieved at target.

        The separation agreement would include, among other terms, a release of claims in Forescout's favor, and non-disparagement and confidentiality obligations on the part of Mr. Noviello.

        Mr. Noviello's employment agreement provides that if any payment or benefits to him (including the payments and benefits under his employment agreement), when calculated in a manner consistent with Section 280G of the Internal Revenue Code (which we refer to as the "Code") and the applicable regulations thereunder, would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will either (1) be reduced to the largest portion of the payments and benefits that would result in no portion of the payments and benefits being subject to the excise tax; or (2) not be reduced, whichever, after taking into account all applicable federal, state, and local employment taxes, income taxes and the excise tax, results in his receipt, on an after-tax basis, of the greater amount of payments and benefits. The foregoing summary of Mr. Noviello's employment agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the employment agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        Forescout also entered into its standard executive indemnification agreement with Mr. Noviello.

Appointment of New Director

        On July 14, 2020, and in connection with the entry into the Amended Merger Agreement, the Board appointed Greg Clark as a member of the Board and to the position of Co-Executive Chairman of the Board, in each case effective as of the first business day following the commencement of the Offer. Theresia Gouw will serve as the other Co-Executive Chairman of the Board. In connection with his appointment as a director, Mr. Clark was not appointed to any committees of the Board.

        Mr. Clark will receive compensation for his Board service pursuant to the terms of Forescout's outside director compensation policy as disclosed in Forescout's proxy statement with respect to Forescout's 2019 Annual Meeting of Stockholders, as filed with the SEC on April 16, 2019. Forescout entered into its standard director indemnification agreement with Mr. Clark.

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares in the Merger

        If Forescout's executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Forescout stockholders. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Amended Merger Agreement and the Merger is consummated, then such executive officers and directors will also receive the same consideration on the same terms and conditions as the other Forescout stockholders.

        The following table sets forth the number of Shares beneficially owned as of July 15, 2020 by each of our executive officers and directors as of that date, excluding Shares issuable upon exercise of stock options and vesting of restricted stock units, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned	Total Value of Shares ($)
Michael DeCesare	388,943	11,279,347
Christopher Harms	129,756	3,762,924
Pedro Abreu	14,130	409,770
Darren J. Milliken	4,297	124,613
Theresia Gouw	95,758	2,776,982
James Beer	18,118	525,422
David DeWalt	442,748	12,839,692
Elizabeth Hackenson	4,611	133,719
Mark Jensen	4,885	141,665
Kathy McElligott	4,611	133,719
Enrique Salem	322,758	9,359,982
Hezy Yeshurun	325,827	9,448,983

Consideration for Forescout Stock-Based Awards and Forescout Options—Generally

        At the Effective Time, each right of any kind to receive Shares or benefits measured in whole or in part by the value of a number of Shares granted pursuant to our 2017 Equity Incentive Plan or 2000 Stock Option and Incentive Plan or our benefit plans, other than stock purchase rights under the ESPP and Forescout Options (as such terms are defined below) (which we refer to as "Forescout Stock-Based Awards" and which consist of restricted stock units covering Shares, including performance-based restricted stock units), outstanding as of immediately prior to the Effective Time, to the extent then vested, or that becomes vested in connection with or as a result of the Merger (which we refer to as a "Vested Full-Value Award") will, unless otherwise agreed to between Parent and the applicable holder prior to the closing of the Merger, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (1) the Offer Price (less the purchase price per share, if any, of such Vested Full-Value Award) and (2) the total number of Shares then subject to the Vested Full-Value Award.

        At the Effective Time, each Forescout Stock-Based Award outstanding as of immediately prior to the Effective Time that is not a Vested Full-Value Award (which we refer to as an "Unvested Full-Value Award") will be continued and provide to the holder of such Unvested Full-Value Award the right to receive an amount, without interest, equal to the product of (1) the Offer Price (less the purchase price per share, if any, of such Unvested Full-Value Award) and (2) the total number of Shares then subject to the Unvested Full-Value Award, which amount will be paid either in cash or in stock of the Surviving Corporation or a parent corporation thereof (or a combination thereof), at Parent's election, and will be payable on the same vesting schedule, and subject to the same terms and conditions, as the Unvested Full-Value Award to which it relates.

        Any Unvested Full-Value Award that is outstanding as of immediately prior to the Effective Time and that had been subject to performance-based vesting with respect to a performance period that ended prior to the Effective Time will be continued as described in the preceding paragraph based on the portion of the Unvested Full-Value Award actually earned based on performance. Any Unvested Full-Value Award that is subject to performance-based vesting with respect to a performance period that would still be in progress as of the Effective Time but for any change in control-related provisions that would end such performance period prior to the Effective Time will be deemed earned in accordance with its terms as in effect on the date of the Original Merger Agreement. To the extent any Unvested Full-Value Award is paid in stock of the Surviving Corporation or a parent corporation thereof, the holder of the Unvested Full-Value Award may elect to have the minimum statutory amount of taxes withheld in respect of such payment by withholding a number of otherwise deliverable shares of stock having a value equal to such amount.

        At the Effective Time, each option to purchase Shares granted under our 2017 Equity Incentive Plan or 2000 Stock Option and Incentive Plan (which we refer to as a "Forescout Option") outstanding and unexercised as of immediately prior to the Effective Time, whether or not then vested in accordance with its terms, will, unless otherwise agreed to between Parent and the applicable holder prior to the closing of the Merger, accelerate vesting in full and be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (1) the excess, if any, of the Offer Price less the exercise price per share of such Forescout Option, and (2) the number of Shares then issuable upon exercise in full of such Forescout Option. Any Forescout Options for which the exercise price per share of such Forescout Options is equal to or greater than the Offer Price will be cancelled without any cash payment being made in respect of such Forescout Option. As of July 15, 2020, there were outstanding Forescout Options to purchase an aggregate of 34,988 Shares with an exercise price per Share that is equal to or greater than the Offer Price, of which none were held by our non-employee directors or our executive officers.

Consideration for Forescout Stock-Based Awards and Forescout Options Held by Directors and Executive Officers in the Merger

Treatment of Director and Executive Officer Equity Awards

        As of July 15, 2020, there were outstanding awards of restricted stock units (or portions thereof) that are not Forescout PSUs (as defined below) (which we refer to as "Forescout RSUs") that cover an aggregate of 4,884,547 Shares, of which Forescout RSUs covering an aggregate of 43,444 Shares were held by our current non-employee directors and of which Forescout RSUs covering an aggregate of

389,540 Shares were held by our current executive officers. As of the same date, there were outstanding awards of restricted stock units (or portions thereof) for which vesting is subject to the achievement of performance-based criteria (which we refer to as "Forescout PSUs") that cover an aggregate of 58,975 Shares (at both the target and maximum), of which Forescout PSUs covering an aggregate of 50,550 Shares (at both target and maximum) were held by our non-employee directors and of which none were held by our executive officers. For clarity, Forescout RSUs include those outstanding Forescout restricted stock units that were granted subject to performance-based vesting conditions but for which the performance period had ended and performance had been certified prior to July 15, 2020.

        As of July 15, 2020, there were outstanding Forescout Options to purchase an aggregate of 2,305,396 Shares with an exercise price per Share below the Offer Price. Of these, Forescout Options to purchase an aggregate of 95,139 Shares were held by our non-employee directors and of which Forescout Options to purchase an aggregate of 730,516 Shares were held by our executive officers.

        Forescout Stock-Based Awards and Forescout Options will be treated as described above in the section of this Schedule 14D-9 captioned "—Consideration for Forescout Stock-Based Awards and Forescout Options—Generally."

Table of Estimated Consideration for Equity Awards

Equity Interests of Forescout's Executive Officers and Non-Employee Directors

        The following table sets forth for each Forescout executive officer or member of the Forescout Board as of July 15, 2020, (1) the number of Shares directly held; (2) the number of Shares subject to his or her in-the-money Forescout Options; and (3) the number of Shares subject to his or her Forescout RSUs and Forescout PSUs (at target, which is also the maximum), assuming the following and such additional assumptions set forth in the footnotes to the table:

  •
  the Forescout Options, Forescout RSUs and Forescout PSUs include those that would be outstanding as of August 17, 2020 (which, solely for purposes of this Schedule 14D-9, is the assumed closing date of the Merger), in accordance with their regular vesting schedules and assuming continued service by the individual through such date;

  •
  that the values of these Shares and equity awards are equal to the Offer Price (minus any applicable exercise price in the case of the in-the-money Forescout Options); and

  •
  that none of the individuals exercises any of his or her Forescout Options on or before August 17, 2020, that no Forescout RSUs or Forescout PSUs are settled on or before such date other than pursuant to their regular vesting schedule and that no additional Forescout Options, Forescout RSUs or Forescout PSUs are granted to any such individual on or before such date.

			In-the-Money Forescout Options(2)
	Shares Held Directly(1)		Number of Shares Subject to Vested Portion (#)	Value of Shares Subject to Vested Portion ($)	Forescout RSUs and PSUs(3)
Name	Number of Shares (#)	Value of Shares ($)			Number of Shares (#)	Value ($)	Total ($)
Michael DeCesare	388,943	11,279,347	505,964	9,967,122	206,589	5,991,081	27,237,549
Christopher Harms(4)	134,068	3,887,972	22,212	424,693	92,830	2,692,070	7,004,735
Pedro Abreu(5)	18,505	536,645	142,340	2,840,663	65,869	1,910,201	5,287,509
Darren J. Milliken(6)	8,609	249,661	60,000	1,176,003	24,252	703,308	2,128,972
Theresia Gouw(7)	95,758	2,776,982					2,776,982
James Beer	18,118	525,422			25,000	725,000	1,250,422
David DeWalt	442,748	12,839,692			50,550	1,465,950	14,305,642
Elizabeth Hackenson	4,611	133,719			9,222	267,438	401,157
Mark Jensen	4,885	141,665	95,139	2,156,556			2,298,220
Kathy McElligott	4,611	133,719			9,222	267,438	401,157
Enrique Salem(8)	322,758	9,359,982					9,359,982
Hezy Yeshurun(9)	325,827	9,448,983					9,448,983

(1)
Represents Shares directly held by the individual as of July 15, 2020, plus any Shares subject to Forescout RSUs and Forescout PSUs that are scheduled to vest and be settled before August 17, 2020 (without regard to any accelerated vesting). The amounts shown are determined assuming that no individual will dispose of Shares from July 15, 2020, through August 17, 2020, and that the Forescout RSUs and Forescout PSUs scheduled to vest and be settled prior to August 17, 2020, are so settled. For additional information regarding beneficial ownership of common stock, see the section of this Schedule 14D-9 captioned "Security Ownership of Certain Beneficial Owners and Management."

(2)
Represents outstanding in-the-money Forescout Options held by the individual, all of which options are vested. The values shown are determined as the excess of (1) the total number of vested Shares subject to such Forescout Options multiplied by the Offer Price, over (2) the aggregate exercise price for such Forescout Options.

(3)
Represents outstanding Forescout RSUs and Forescout PSUs at target (which also is the maximum) that are not scheduled to vest on or before August 17, 2020. The values shown with respect to Forescout RSUs and Forescout PSUs are determined as the product of the Offer Price, multiplied by the total number of Shares subject to Forescout RSUs or Forescout PSUs, as applicable. The number of Shares subject to Forescout PSUs is based on target performance (which also is the maximum under such awards). Only Mr. DeWalt holds Forescout PSUs. The aggregate target (and maximum) number of shares subject to the Forescout PSUs held by Mr. DeWalt that may become eligible to vest under such awards is 50,550. As described further in the section of this Schedule 14D-9 captioned "—Interests of Forescout's Directors and Executive Officers in the Merger—Employment Agreements," pursuant to Mr. DeCesare's employment agreement and assuming Mr. DeCesare's continued employment through August 17, 2020, which solely for purposes of this Schedule 14D-9, is assumed to be the date of the closing of the Merger, of the number of Shares shown, Mr. DeCesare's outstanding Forescout RSUs covering a total of 103,924 Shares (with a value of $3,013,796, based on the Offer Price), will accelerate vesting as of immediately prior to the closing of the Merger. This represents the portion of his Forescout RSUs that would have vested on or before the one-year anniversary of the closing of the Merger that is eligible for such vesting acceleration. As described further in the sections of this Schedule 14D-9 immediately below captioned "—2017 Equity Incentive Plan" and "—2000 Stock Option and Incentive Plan" Forescout RSUs and Forescout PSUs outstanding as of the date of the closing of the Merger (which date, solely for purposes of this Schedule 14D-9, is assumed to be August 14, 2020) that are held by Forescout's non-employee directors will accelerate vesting in full (at target, for Forescout PSUs, which also is the maximum). In addition, each of Forescout's executive officers is eligible for vesting acceleration of his Forescout RSUs in connection with certain qualifying terminations of employment under his employment agreement. For additional information regarding the Forescout RSUs for our named executive officers, see the section of this Schedule 14D-9 captioned "—Golden Parachute Compensation."

(4)
Consists of (1) 19,794 shares held of record by Mr. Harms; (2) 109,962 shares held of record by Harms Family Trust Dated April 20, 2006, for which Mr. Harms and Cassandra R. Harms serve as trustees; and (3) 4,312 shares resulting from the vesting of RSUs on August 15, 2020, and assuming the award is settled and the underlying Shares are issued to him on or before August 17, 2020.

(5)
Consists of (1) 14,130 shares held of record by Mr. Abreu; (2) 4,375 shares resulting from the vesting of RSUs on August 15, 2020, and assuming the award is settled and the underlying Shares are issued to him on or before August 17, 2020.

(6)
Consists of (1) 4,297 shares held of record by Mr. Milliken; and (2) 4,312 shares resulting from the vesting of RSUs on August 15, 2020, and assuming the award is settled and the underlying Shares are issued to him on or before August 17, 2020.

(7)
Consists of (1) 4,885 shares held of record by Ms. Gouw and (2) 90,873 shares held of record by the SGLG Living Trust dated 12/11/12, for which Ms. Gouw serves as trustee.

(8)
Consists of (1) 294,168 shares held of record by Mr. Salem; and (2) 28,590 shares held of record by Enrique Salem 2017 Guarantor Retained Annuity Trust, for which Mr. Salem serves as trustee.

(9)
Consists of (1) 4,885 shares held of record by Mr. Yeshurun; and (2) 320,942 shares held of record by the Yeshurun Family Trust.

  2017 Equity Incentive Plan

        We have granted certain Forescout RSUs and Forescout PSUs under our 2017 Equity Incentive Plan (which we refer to as the "2017 Plan") that are outstanding and held by our non-employee directors and executive officers, including pursuant to our Outside Director Compensation Policy that are held by our non-employee directors. The 2017 Plan and Outside Director Company Policy provide that in the event of a merger or change in control, with respect to awards granted to a non-employee director, the participant will fully vest in and have the right to exercise any outstanding options and all restrictions on other outstanding awards will lapse. The 2017 Plan further provides that in connection with such vesting acceleration, with respect to any awards with performance-based vesting, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100 percent of target levels. Mr. DeWalt's award agreements governing his Forescout PSUs granted under the 2017 Plan provide that in the event a change in control (as defined in the 2017 Plan) that occurs while the award's performance period is ongoing, the Forescout PSUs will accelerate vesting in full at target, which is also the maximum. The closing of the Merger will constitute a "change in control" under the 2017 Plan.

  2000 Stock Option and Incentive Plan

        We have granted Forescout RSUs and Forescout Options under our 2000 Stock Option and Incentive Plan, as amended (which we refer to as the "2000 Plan"), that are outstanding and held by our non-employee directors and executive officers. Mr. Beer holds an award of Forescout RSUs granted under the 2000 Plan, a portion of which will remain unvested as of August 17, 2020. The terms of his Forescout RSUs provide that if we are subject to a change in control while Mr. Beer is serving as a director, the then unvested portion of the outstanding award will immediately vest and settle. The closing of the Merger will constitute a "change in control" for purposes of Mr. Beer's Forescout RSUs.

Employment Arrangements Following the Transactions

        As of the date of this Schedule 14D-9, none of Forescout's executive officers have (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Advent, Parent or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Advent, Parent or Purchaser to be effective following the consummation of the Transactions. However, prior to the Effective Time, Advent, Parent or Purchaser may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of Forescout's employees to be effective as of the Effective Time.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of Forescout's named executive officers that is based on, or that otherwise relates to, the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Forescout's named executive officers. Forescout's "named executive officers" for purposes of the disclosure in this Schedule 14D-9 are Messrs. DeCesare, Harms, Abreu and Milliken. For additional details regarding the terms of the payments quantified below, see the sections of this Schedule 14D-9 captioned "—Interests of Forescout's Directors and Executive Officers in the Merger—Treatment of Equity-Based Awards" and "—Interests of Forescout's Directors and Executive Officers in the Merger—Employment Agreements."

        The amounts in the table are estimated using the following assumptions and such additional assumptions as may be set forth in the footnotes to the table:

  •
  that the Effective Time will occur on August 17, 2020 (which is the assumed closing date of the Merger solely for purposes of this Schedule 14D-9, including this golden parachute compensation disclosure);

  •
  that the named executive officer will have a qualifying termination of his employment at the Effective Time that results in severance benefits becoming payable to him under his employment agreement;

  •
  that the equity awards that are outstanding as of August 17, 2020, are the equity awards that Forescout has granted to the named executive officer through July 15, 2020; and

  •
  that no payment is reduced pursuant to the terms of the employment agreements described above as a result of Sections 280G and 4999 of the Code.

        The amounts reported below are estimates based on these and other assumptions that may or may not actually occur or be accurate on the relevant date. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. Forescout's named executive officers will not receive pension, non-qualified deferred compensation or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of our Shares have been calculated based on the Offer Price.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Michael DeCesare	1,000,000	5,991,081	28,831	7,019,912
Christopher Harms	725,001	2,692,070	28,831	3,445,902
Pedro Abreu	750,000	1,910,201	28,831	2,689,032
Darren J. Milliken	495,175	703,308	9,190	1,207,673

(1)
The amount for each named executive officer represents the "double-trigger" cash severance payments to which the named executive officer may become entitled under his employment agreement in connection with a qualifying termination during the period beginning three months before the first event that leads to our change in control through 12 months (or 18 months, with respect to Mr. DeCesare) after our change in control (which we refer to as the "Change in Control Period"), as described in further detail in the section of this Schedule 14D-9 captioned "—Interests of Forescout's Directors and Executive Officers in the Merger—Employment Agreements." The amounts represent a lump sum cash payment equal to 100 percent of the sum of (a) each named executive officer's base salary; and (b) his target incentive opportunity. The following table sets forth the value of each of the base salary and target incentive opportunity severance benefits payable to a named executive officer under the terms of his employment agreement.

Name	Base Salary Severance ($)	Target Incentive Opportunity Severance ($)	Total ($)
Michael DeCesare	500,000	500,000	1,000,000
Christopher Harms	453,125	271,875	725,000
Pedro Abreu	468,750	281,250	750,000
Darren J. Milliken	341,500	153,675	495,175
(2)
This amount includes the "double-trigger" vesting acceleration of 100 percent of the unvested portion of the outstanding Forescout RSUs to which the named executive officer may become entitled pursuant to the treatment of such awards under his employment agreement in connection with a qualifying termination during the Change in Control Period, as described in further detail in the section of this Schedule 14D-9 captioned "—Interests of Forescout's Directors and Executive Officers in the Merger—Employment Agreements." The amount is determined as the product of (a) the Offer Price, multiplied by (b) the total number of Shares subject to the Forescout RSUs held by the named executive officer. Accordingly, the amount represents unvested Forescout RSUs covering a total of 206,589 shares of common stock for Mr. DeCesare; 92,830 shares of common stock for Mr. Harms; 65,869 shares of common stock for Mr. Abreu; and 24,252 shares of common stock for Mr. Milliken. Additionally, pursuant to Mr. DeCesare's employment agreement and assuming Mr. DeCesare's continued employment through the date of the closing of the Merger, Mr. DeCesare's outstanding Forescout RSUs covering a total of 103,924 shares (with a value of $3,013,796 , based on the Offer Price), which represents the portion of such Forescout RSUs that would have vested on or before the one-year anniversary of the closing of the Merger, will accelerate vesting as of immediately prior to the closing of the Merger on a "single-trigger" basis. All outstanding in-the-money Forescout Options held by our named executive officers are fully vested and therefore no amount is included in the table above with respect to such Forescout Options. As previously disclosed in our annual definitive proxy statement in 2019, during fiscal year 2019, Forescout granted to the named executive officers certain performance-based restricted stock units that were subject to achievement of performance over a one-year performance period. Upon conclusion of the fiscal year 2019 performance period, in early 2020, the Compensation Committee determined performance, and any portion of the awards that became eligible to vest based on such performance remain subject to additional service-based vesting conditions. These awards are treated as Forescout RSUs for purposes of this Schedule 14D-9. Accordingly, for purposes of this Schedule 14D-9, none of our named executive officers' outstanding awards are considered to be Forescout PSUs.

(3)
This amount represents a lump sum cash payment equal to 12 months of premiums that the named executive officer otherwise would be required to pay for continued post-employment, group health coverage. These amounts are a "double-trigger" severance benefit that each of Messrs. DeCesare, Harms, Abreu, and Milliken may become entitled to receive under his employment agreement in connection with a qualifying termination during the Change in Control Period, as described in further detail in the section of this Schedule 14D-9 captioned "—Interests of Forescout's Directors and Executive Officers in the Merger—Employment Agreements."

(4)
Under the employment agreements, amounts are subject to reduction in the event the named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. This amount assumes no such reduction is applied.

Rollover Shares

        Parent and certain holders of Shares may, following consummation of the Offer and immediately prior to the closing of the Merger, agree that any such holder, which may include Forescout's executive officers, will contribute such Shares to Parent or a subsidiary thereof in exchange for equity interests in such entity (the Shares agreed to be so contributed pursuant to a definitive agreement between Parent and such holder are referred to as "Rollover Shares" and the holders of rollover shares are referred to, collectively, as the "Rollover Holders"). In addition, Parent and certain holders of Forescout Stock-Based Awards and/or Forescout Options, which may include Forescout's executive officers, may agree that such Forescout Stock-Based Awards and/or Forescout Options will convert into equity-based awards of Parent or an affiliate thereof in connection with the closing of the Merger, and the Forescout Stock-Based Awards and/or Forescout Options agreed to be so converted shall also be treated as Rollover Shares and the holders of such Forescout Stock-Based Awards and/or Forescout Options as Rollover Holders for purposes of this subsection.

Employee Stock Purchase Plan

        From and after the date of the Original Merger Agreement, no further offering period or purchase period will commence pursuant to the ESPP and no participant may increase his or her rate of payroll deductions under the ESPP. The offering period that was in effect as of the date of the Original Merger Agreement ended on May 20, 2020. As of July 15, 2020, no offering period or purchase period is in progress under the ESPP and no purchase rights are outstanding under the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), we will terminate the ESPP. All of our current executive officers are eligible to participate in the ESPP. Our non-employee directors are not eligible to participate in the ESPP.

Employee Matters Following Closing

        From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of Forescout benefit plans in accordance with their terms as in effect immediately prior to the Effective Time, except that the Surviving Corporation is permitted to amend or terminate any such Forescout benefit plans in accordance with their terms or if otherwise required by applicable law.

        The Surviving Corporation or one of its subsidiaries will (and Parent will cause the Surviving Corporation or one of its subsidiaries to) continue to employ all employees of ours and our subsidiaries as of the Effective Time. For a period of one year following the Effective Time (or until an earlier termination of employment), the Surviving Corporation and its subsidiaries generally will (and Parent will cause the Surviving Corporation and its subsidiaries to) maintain for the benefit of continuing employees Forescout broad-based benefit plans and other broad-based employee benefit plans or other compensation or severance arrangements (except for any excluded benefits) on terms and conditions that are no less favorable in the aggregate than those in effect on the date of the Amended Merger Agreement, provide cash compensation and cash incentive opportunities to each continuing employee that are no less favorable in the aggregate than those in effect for the continuing employee immediately before the Effective Time, or otherwise some combination of such broad-based employee benefits, base cash compensation and cash incentive opportunities (excluding excluded benefits) that, as a whole, are no less favorable in the aggregate than those as in effect immediately prior to the Effective Time. In each case, base compensation and target cash incentive compensation opportunity (other than excluded benefits) will not be decreased for a period of one year following the Effective Time for any continuing employee employed during that period. For a period of one year following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to continuing employees severance benefits that are no less favorable than those provided by us and our subsidiaries as of the date of the Amended Merger Agreement as disclosed to Parent.

        At or after the Effective Time, Parent will, or will cause the Surviving Corporation or any other subsidiary of Parent to, cause to be granted to the continuing employees service credit for eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement but not for purposes of any excluded benefits), except if such service credit would result in duplication of benefits. Each continuing employee will be immediately eligible to participate in any employee benefit plans sponsored by Parent and its subsidiaries (other than the Forescout benefit plans) (which we refer to as the "New Plans") that replaces coverage under a comparable Forescout benefit plan in which such continuing employee participates immediately prior to the Effective Time (which we refer to as the "Old Plans"). For purposes of each New Plan providing welfare benefits to any continuing employee, Parent will, or will cause the Surviving Corporation or any subsidiaries of Parent to, use commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived to the same extent waived under corresponding Old Plans, cause any eligible expenses incurred under an Old Plan during the portion of the plan year of the Old Plan ending on the date that such continuing employee's participation in the corresponding New Plan begins to be given full credit under such New Plan for satisfying deductibles, co-payments, coinsurance, offset and maximum out-of-pocket requirements for the applicable plan year; and provide credit to continuing employees under any New Plan that is a flexible spending plan with any unused balances. Any accrued but unused vacation or paid time off as of immediately prior to the Effective Time will be credited to the continuing employee following the Effective Time.

Rule 14d-10(d) Matters

        Prior to the scheduled expiration of the Offer, Forescout, acting through the Compensation Committee of the Forescout Board, which is comprised solely of independent directors, will take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any "employment compensation, severance or other employee benefit arrangement" (within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act) between Forescout or any of its subsidiaries and any director, officer or employee of Forescout or any of its subsidiaries who then holds Shares. In addition, the Compensation Committee will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act. Forescout will provide Parent with correct and complete copies of all such actions. Promptly upon Parent or any of its affiliates entering into any such arrangement with any such person, Parent will provide to Forescout any and all information concerning such arrangement as may be needed by Forescout to comply with this provision, in accordance with the Amended Merger Agreement.

Indemnification and Insurance

        The Amended Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill, in all respects, the obligations of Forescout and its subsidiaries pursuant to any indemnification agreements entered into prior to the Effective Time between Forescout and any of its subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of Forescout or any of its subsidiaries prior to the Effective Time), on the other hand (we refer to such persons collectively as the "Indemnified Persons"). In addition, under the Amended Merger Agreement, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charter, the bylaws and the other similar organizational documents of the subsidiaries of Forescout, as applicable, as of the date of the Amended Merger Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law.

        Furthermore, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed to (and Parent has agreed to cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Forescout or any of its subsidiaries in effect as of the Effective Time, each Indemnified Person from and against any costs, fees and expenses (including attorneys' fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (1) any action or omission, or alleged action or omission, in such Indemnified Person's capacity as a director, officer, employee or agent of Forescout or any of its subsidiaries or other affiliates (to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time); and (2) the Transactions, as well as any actions taken by Forescout, Parent or Purchaser with respect to the Transactions (including any disposition of assets of the Surviving Corporation or any of its subsidiaries that is alleged to have rendered the Surviving Corporation or any of its subsidiaries insolvent).

        During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed (and Parent has agreed to cause the Surviving Corporation to) maintain in effect the directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of Forescout's directors' and officers' liability insurance as in effect on the date of the Amended Merger Agreement. Prior to the Effective Time, and in lieu of maintaining such directors' and officers' liability insurance, Forescout may purchase a prepaid "tail" policy with respect to such directors' and officers' liability insurance.

Section 16 Matters

        Pursuant to the Amended Merger Agreement, prior to the Effective Time, Forescout has agreed to take all actions reasonably necessary to cause the Transactions and any dispositions of equity securities of Forescout (including derivative securities) in connection with the Transactions by each individual who is a director or executive officer of Forescout to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Item 4.    The Solicitation or Recommendation

Recommendation of the Forescout Board

        At a meeting held on July 14, 2020, following careful consideration, the Forescout Board has, unanimously: (1) determined that it is in the best interests of Forescout and Forescout stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (2) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) recommended that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

        Accordingly, and for the reasons described in more detail under the section of this Schedule 14D-9 captioned "—Forescout's Reasons for the Offer and the Merger," the Forescout Board unanimously recommends that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

        A joint press release, dated July 15, 2020, issued by Forescout and Advent, announcing the Transactions, is included as Exhibit (a)(5)(C) and is incorporated in this Schedule 14D-9 by reference.

Background of the Offer and the Merger

        The following chronology summarizes the key meetings and events that led to the signing of the Original Merger Agreement and the Amended Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Forescout Board or its committees, Forescout's representatives, and other parties. Other than as described below, there have been no material contacts between Forescout and Advent in the two years leading up to the signing of the Original Merger Agreement or the Amended Merger Agreement.

        The Forescout Board regularly evaluates Forescout's strategic direction and ongoing business plans with a view toward strengthening Forescout's business and enhancing stockholder value. As part of this evaluation, the Forescout Board has, from time to time, considered a variety of strategic alternatives. These have included, among others, (1) the continuation of Forescout's current business plan with Forescout remaining as a standalone entity; (2) the investment in, and development of, new products; (3) potential expansion opportunities through acquisitions, partnerships or other commercial relationships; (4) the sale of Forescout; and (5) capital raising activities.

        During the second half of 2019, Michael DeCesare, Forescout's President, Chief Executive Officer and a member of the Forescout Board, met with a senior executive of a company with whom Forescout has ongoing business relationships. We refer to this company as "Strategic A." At various points during these conversations, the Strategic A executive expressed informal interest in an acquisition of Forescout by Strategic A. These discussions were highly preliminary and, prior to November 2019, never advanced beyond the informal stage. Mr. DeCesare regularly updated the Forescout Board about these discussions.

        On October 10, 2019, Forescout publicly announced that, for the third quarter of 2019, it preliminarily expected both total revenue and non-GAAP (as defined in the section of this Schedule 14D-9 captioned "—Projected Financial Information") operating loss to be below Forescout's prior public guidance.

        On October 21, 2019, Corvex Management LP and Jericho Capital Asset Management L.P. publicly disclosed that they had formed a "group" to work together to engage with Forescout regarding Forescout's business and prospects. We refer to these stockholders, together with their applicable affiliates, as the "Corvex/Jericho Group." At the time of the October 21, 2019, disclosure, the Corvex/Jericho Group beneficially owned approximately 14.5 percent of the Shares.

        Following the disclosures by the Corvex/Jericho Group, certain members of the Forescout Board spoke informally with one another and members of Forescout management about the disclosures by the Corvex/Jericho Group and various options available to Forescout. A focus of these discussions was the likelihood that certain stockholders may seek strategic, operational or other changes at Forescout given (1) the substantial position of the Corvex/Jericho Group in Forescout's stock; (2) the recent announcement that Forescout's results for the third quarter of 2019 would be below Forescout's prior public guidance; and (3) Forescout's ongoing transition toward a subscription-based business model. These directors and members of Forescout management also discussed the retention of a financial advisor to assist Forescout in connection with its engagement with the Corvex/Jericho Group and, if determined appropriate by the Forescout Board, any review of strategic alternatives available to Forescout. These directors and members of Forescout management determined that it would be appropriate to contact Morgan Stanley & Co. LLC (which we refer to as "Morgan Stanley") about its ability to serve as Forescout's financial advisor in view of Morgan Stanley's familiarity with Forescout, as well as its qualifications, expertise, international reputation and knowledge of the industry in which Forescout operates, and its experience in similar situations.

        At various points from October 21, 2019, until February 6, 2020, the Forescout Board and the Strategic Committee (as defined below) met to discuss the Corvex/Jericho Group and stockholder activism more broadly. During this period, at the direction and under the supervision of the Forescout Board and the Strategic Committee, members of Forescout management and representatives of Morgan Stanley engaged in discussions with representatives of the Corvex/Jericho Group concerning Forescout. At times during these discussions, representatives of the Corvex/Jericho Group expressed their view to Forescout management and representatives of Morgan Stanley that (1) Forescout's business model transition was likely to be challenging and take several years to complete; (2) a sale of Forescout in the near term could be an attractive option for Forescout stockholders in view of these challenges; and (3) if Forescout were to pursue a sale, it should do so quickly. Certain of these discussions occurred after Forescout entered into limited duration confidentiality agreements with the Corvex/Jericho Group prior to the public announcement of Forescout's final results for the third quarter of 2019 on November 6, 2019.

        On October 28, 2019, the Forescout Board approved the retention of Morgan Stanley as Forescout's financial advisor to advise the Forescout Board with respect to stockholder activism and a review of strategic alternatives available to Forescout. The Forescout Board also established a strategic committee (which we refer to as the "Strategic Committee") to, among other things, oversee and coordinate Forescout's response to stockholder activism generally (and the Corvex/Jericho Group specifically) and, if determined appropriate by the Forescout Board, oversee a review of strategic alternatives. The Strategic Committee was formed in light of (1) the potentially significant workload that could be involved in relation to Forescout's engagement with stockholders; (2) the possibility that Forescout could elect to evaluate a broad range of strategic alternatives and the workload associated with that decision; (3) the possibility that Forescout management may need feedback and direction on relatively short notice; and (4) the benefits and convenience of having a subset of independent directors authorized to oversee and direct the process of considering strategic alternatives (should the Forescout Board determine to undertake that effort). The Forescout Board authorized the Strategic Committee, among other things, to (1) oversee and provide assistance to Forescout management and Forescout's advisers with respect to engagement with Forescout's stockholders; (2) if determined appropriate, explore, evaluate, consider, review and negotiate the terms and conditions of any transaction relating to any sale of Forescout, and to take such other actions with respect to any such transaction as the Strategic Committee deemed necessary, appropriate or advisable; (3) determine whether any proposed sale of Forescout is fair to, and in the best interests of, Forescout and Forescout stockholders; and

(4) recommend to the Forescout Board what action, if any, should be taken by Forescout with respect to any such transaction. The Forescout Board retained the power and authority to approve the final decision on a sale of Forescout, and it was understood that the Forescout Board would continue to have an active role in the consideration of strategic alternatives, including any sale of Forescout. The Forescout Board appointed Theresia Gouw, Mark Jensen and Enrique Salem as the members of the Strategic Committee. The Forescout Board did not provide for the payment of any compensation to the members of the Strategic Committee in consideration of their service on the committee.

        Later on October 28, 2019, Forescout formally retained Morgan Stanley.

        On October 31, 2019, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Forescout (which we refer to as "Wilson Sonsini"), and Morgan Stanley in attendance. Members of Forescout management (1) reviewed Forescout's results for the third quarter of 2019; and (2) provided their perspective on Forescout's projected results for the fourth quarter of 2019, considering, among other things, Forescout's sales pipeline and competitive positioning. The representatives of Wilson Sonsini discussed with the members of the Forescout Board their fiduciary duties as directors. The representatives of Morgan Stanley reviewed with the Forescout Board various matters related to the Corvex/Jericho Group and the likely perspectives of other Forescout stockholders regarding Forescout. Included in this discussion were various considerations related to future interactions between the Corvex/Jericho Group and Forescout, as well as an analysis of various strategic or operational changes that the Corvex/Jericho Group might desire that Forescout undertake (including a sale of Forescout). The representatives of Morgan Stanley also discussed the major strategic alternatives available to Forescout, including (1) the continuation of Forescout's current business plan with Forescout remaining as a standalone company; (2) accelerating Forescout's business model transition; and (3) a sale of Forescout. As part of this discussion, the representatives of Morgan Stanley provided Morgan Stanley's current view as to the most likely potential strategic and financial acquirers of Forescout, based on (1) Morgan Stanley's judgment and experience; (2) the strategic fit of Forescout with each potential acquirer; and (3) the ability and likelihood of each potential acquirer to engage in an acquisition of Forescout. After considering Forescout's near- and long-term prospects as a standalone company, the Forescout Board determined that a sale of Forescout in the near term could be in the best interests of Forescout and its stockholders. As a result, the Forescout Board determined to explore, following the public announcement of Forescout's final results for the third quarter of 2019, a possible sale of Forescout through a targeted private process focused on the strategic and financial buyers identified by Morgan Stanley (and agreed to by the Forescout Board or the Strategic Committee) as the most likely to have an interest in acquiring Forescout. The Forescout Board believed that a targeted private process had the greatest potential to minimize the risk of unwanted public disclosure and speculation that Forescout was pursuing a sale at a time when Forescout was already subject to speculation concerning its future given the disclosures of the Corvex/Jericho Group. The Forescout Board believed that public disclosure and speculation concerning Forescout would be harmful to Forescout's business and competitive position, as well as to its relationships with employees, customers and prospects. The Forescout Board instructed the Strategic Committee to supervise this process.

        On November 2, 2019, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. Members of Forescout management provided additional perspective and analysis on Forescout's projected results for the fourth quarter of 2019. The representatives of Morgan Stanley continued to discuss with the Forescout Board the strategic alternatives available to Forescout, including (1) the continuation of Forescout's current business plan with Forescout remaining as a standalone company; (2) accelerating Forescout's business model transition; and (3) a sale of Forescout. The Forescout Board discussed and confirmed its decision from October 31, 2020, that it wished to keep private the process of exploring a sale of

Forescout given the Forescout Board's continuing desire to minimize disruption to Forescout and its business, employees, customers and prospects.

        On November 4, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley discussed a proposed list of 12 potential acquirers (composed of six strategic acquirers (including Strategic A) and six financial acquirers (including Advent)) that, in Morgan Stanley's view, were the most likely to have an interest in an acquisition of Forescout based on (1) Morgan Stanley's judgment and experience; (2) the strategic fit of Forescout with each potential acquirer; and (3) the ability and likelihood of each potential acquirer to engage in an acquisition of Forescout. The Strategic Committee approved Morgan Stanley contacting these potential acquirers about their interest in an acquisition of Forescout following the announcement of Forescout's final results for the third quarter of 2019 on November 6, 2019. The representatives of Wilson Sonsini discussed with the members of the Forescout Board their fiduciary duties as directors. Mr. Salem described his business relationship with one of the potential acquirers (which was not Advent) and informed the Strategic Committee that he had decided to recuse himself from any discussions or decisions of the Strategic Committee related to the potential acquisition of Forescout if that potential acquirer pursued an acquisition of Forescout. From this point forward, Mr. Salem recused himself from the portions of any meetings of the Strategic Committee or the Forescout Board at which discussions concerning an acquisition of Forescout occurred. However, Mr. Salem did participate in the meeting of the Forescout Board on February 5, 2020, during which the Forescout Board approved the merger, and in all meetings of the Strategic Committee and the Forescout Board following the entry in the Original Merger Agreement.

        On November 6, 2019, Forescout publicly announced its final results for the third quarter of 2019. As previously disclosed, both total revenue and non-GAAP operating loss were below Forescout's prior public guidance.

        Beginning on November 6, 2019, Morgan Stanley started contacting the 12 potential acquirers approved by the Strategic Committee. Throughout November 2019 and into early December 2019, Morgan Stanley arranged meetings and calls between members of Forescout management and the potential strategic and financial acquirers approved by the Strategic Committee to review Forescout's business and historical and projected operating and financial results.

        On November 11, 2019, Bloomberg published an article speculating that Forescout was pursuing a sale process.

        On November 13, 2019, Strategic A informed Morgan Stanley that, although it could see a strategic fit with Forescout, it was not interested in pursuing an acquisition at that time.

        On November 15, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Strategic Committee their fiduciary duties as directors. The representatives of Morgan Stanley provided an update on the status of the ongoing process relating to the potential sale of Forescout, including as to the status of each potential acquirer's interest in an acquisition of Forescout. The representatives of Morgan Stanley noted that, following the publication of the Bloomberg article on November 11, 2019, a financial acquirer contacted Morgan Stanley on an unsolicited basis to express its desire to explore a potential acquisition of Forescout. In view of this party's interest and its experience and reputation, the Strategic Committee approved including this financial acquirer in the targeted sale process.

        Throughout the sale process overseen by the Strategic Committee, Morgan Stanley contacted six potential strategic acquirers (including Strategic A) and seven potential financial acquirers (including Advent) regarding their interest in an acquisition of Forescout. Of these, 10 entered into, or were already party to, confidentiality agreements with Forescout. These confidentiality agreements do not prohibit the counterparty from making non-public acquisition proposals to Forescout.

        On November 19, 2019, and November 20, 2019, the Forescout Board held a regularly scheduled meeting. Forescout's historical practice is for Forescout management to review an early draft of Forescout's operating plan with the Forescout Board in November of each year, with the operating plan finalized following the completion of Forescout's fiscal year. Consistent with that practice, during a portion of this meeting, which was attended by members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley, members of Forescout management reviewed with the Forescout Board preliminary drafts of the Target Plan and the Preliminary Alternate Plan. Forescout management also described the process of preparing the Target Plan and the Preliminary Alternate Plan (including their present "tops-down" nature), as well as the additional work to be undertaken to finalize Forescout's operating plan for further review by the Forescout Board. The terms Target Plan and Preliminary Alternate Plan are defined in, and further information about both draft operating plans is contained in, the section captioned "The Merger—Financial Forecasts" in the Proxy Statement. The Forescout Board approved Morgan Stanley providing the Target Plan to potential acquirers in order to assist the potential acquirers with their valuation work. Morgan Stanley subsequently provided this information. The representatives of Morgan Stanley also provided an update on the status of the ongoing process relating to the potential sale of Forescout, including as to the status of each potential acquirer's interest in an acquisition of Forescout.

        On November 22, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley provided an update on the status of the ongoing process relating to the potential sale of Forescout, including as to the status of each potential acquirer's interest in an acquisition of Forescout and the management meetings held to date. The members of the Strategic Committee discussed (1) Forescout's expected financial results in the fourth quarter of 2019 and 2020 and beyond; and (2) the continued business opportunities and challenges faced by Forescout.

        By the end of November 2019, Forescout management had held management presentations with Strategic B (as defined below) and Strategic C (as defined below). A management presentation with an additional potential strategic acquirer was in the process of being scheduled for early December 2019. Of the six potential strategic acquirers contacted by Morgan Stanley concerning an acquisition of Forescout, three (including Strategic A but not including Strategic B, Strategic C or the potential strategic acquirer that had not yet received a management presentation) had informed Morgan Stanley that they would not proceed with additional consideration of an acquisition of Forescout. Also by this time, Forescout management had held management presentations with all seven potential financial acquirers, and two had informed Morgan Stanley that they would not proceed with additional consideration of an acquisition of Forescout.

        On December 5, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Strategic Committee their fiduciary duties as directors. The representatives of Morgan Stanley provided an update on the status of the ongoing process relating to the potential sale of Forescout, including as to the status of each potential acquirer's interest in an acquisition of Forescout. The members of the Strategic Committee discussed (1) the Target Plan and the Preliminary Alternate Plan (including the assumptions regarding Forescout's business included in those plans); and (2) Forescout's forecasted financial results for 2020 and beyond.

        Also on December 5, 2019, Morgan Stanley sent letters to the two potential strategic acquirers and five potential financial acquirers that were still actively engaged in considering an acquisition of Forescout (the management presentation for an additional potential strategic acquirer had not yet been held and, as a result, this party was not sent this letter). These letters requested the submission of preliminary, nonbinding indications of interest no later than December 16, 2019. The letter was reviewed and approved by members of the Strategic Committee prior to its distribution.

        On December 10, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Strategic Committee their fiduciary duties as directors. The members of Forescout management further described the Target Plan and the Preliminary Alternate Plan and the material assumptions in each, as well as preliminary results for Forescout's fourth quarter of 2019. The representatives of Morgan Stanley provided an update on the status of the ongoing process relating to the potential sale of Forescout, including as to the status of each potential acquirer's interest in an acquisition of Forescout. During this update, the representatives of Morgan Stanley informed the Strategic Committee that one of the potential strategic acquirers (which we refer to as "Strategic B") had informed Morgan Stanley in writing that, although it was interested in further exploring an acquisition of Forescout, it was not prepared to do so until after Forescout publicly announced its results for the fourth quarter of 2019 (which was expected to occur in early February 2020). Of the potential strategic acquirers included in the process being coordinated by Morgan Stanley, Strategic B was expressing, as of that time, the strongest level of interest in pursuing an acquisition of Forescout.

        On December 14, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley discussed their preliminary financial analysis of Forescout in relation to the Target Plan and the Preliminary Alternate Plan. The Strategic Committee approved the use of both plans by Morgan Stanley for purposes of its financial analysis of Forescout.

        By December 18, 2019, Forescout received preliminary, nonbinding written indications of interest from four different potential financial acquirers concerning their respective interest in pursuing an acquisition of Forescout. Advent proposed an acquisition of Forescout for $38.00 to $41.00 per Share in cash; a financial acquirer that we refer to as "Financial A" proposed an acquisition of Forescout for $36.00 to $38.00 per Share in cash; a financial acquirer that we refer to as "Financial B" proposed an acquisition of Forescout for $33.50 to $40.00 per Share in cash; and a financial acquirer that we refer to as "Financial C" proposed an acquisition of Forescout for $34.00 to $35.00 per Share in cash. No potential strategic acquirers submitted a written indication of interest. However, Strategic B and one other potential strategic acquirer (which we refer to as "Strategic C") expressed ongoing interest in considering an acquisition of Forescout and requested updates on Forescout's results for the fourth quarter of 2019 when available. A third potential strategic acquirer was still in the process of scheduling a management presentation.

        On December 18, 2019, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley reviewed the indications of interest provided by Advent, Financial A, Financial B and Financial C, as well as the statements of Strategic B and Strategic C, and the efforts to schedule a management presentation with a third potential strategic acquirer. After considering the indications of interest received, the Strategic Committee determined to invite Advent, Financial A, Financial B and Financial C to proceed with additional due diligence (including through access to an online data room) in order to permit each of them to refine their acquisition proposals. The Strategic Committee also determined that those potential strategic acquirers (including Strategic B and Strategic C) who were still considering an acquisition should be allowed to continue with preliminary due diligence in the hopes that doing so would permit them to submit an acquisition proposal. In view of the indications of interest received and the ongoing dialogue with potential acquirers, as well as (1) the desire to limit disruption to Forescout and (2) the existing press speculation that Forescout was pursuing a sale process, the Strategic Committee determined not to instruct Morgan Stanley to contact additional potential acquirers about their interest in an acquisition of Forescout. The Strategic Committee expressed its desire to announce any sale of Forescout at the same time as the public announcement of Forescout's results for the fourth quarter of 2019 (which was expected to occur in early February 2020). Morgan Stanley subsequently informed those parties still considering an acquisition of Forescout of this timing.

        On December 20, 2019, Forescout opened an online data room containing due diligence information. Advent, Financial A, Financial B and Financial C were provided access to the data room.

        By early January 2020, representatives of Strategic A again confirmed to Mr. DeCesare that Strategic A was not prepared to pursue an acquisition of Forescout in the near term. In addition, a potential financial acquirer had informed Morgan Stanley that it would not proceed with additional consideration of an acquisition of Forescout.

        On January 3, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. Members of Forescout management reviewed Forescout's preliminary results for the fourth quarter of 2019. These results reflected revenue below Forescout's public guidance due to, among other things, continued sales weakness and a greater than expected shift away from perpetual licenses and toward term-based licenses. The Strategic Committee discussed how this revenue shortfall (and the related failure to achieve Forescout's public guidance) was likely to negatively impact Forescout's stock price and could potentially impact the amount that a potential acquirer was willing to pay to acquire Forescout. The representatives of Morgan Stanley provided an update on the status of the ongoing process relating to the potential sale of Forescout, including that no potential strategic acquirers were pursuing an acquisition at this point and that Financial B had decreased its level of activity related to considering an acquisition. The members of the Strategic Committee also discussed various potential terms to be included in the draft of the Original Merger Agreement, including a "go-shop" provision that would permit Forescout, for a specified period, to affirmatively solicit alternative transactions following entry into the Original Merger Agreement. The Strategic Committee concluded that a "go-shop" provision might have significant value given the statements by Strategic B that it may further consider an acquisition of Forescout after the public announcement of Forescout's results for the fourth quarter of 2019.

        On January 6, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. Members of Forescout management further reviewed Forescout's preliminary results for the fourth quarter of 2019, as well as forecasts of Forescout's sales pipeline for 2020. The Strategic Committee instructed Morgan Stanley to provide a summary of these preliminary results to Advent, Financial A, Financial B, Financial C, Strategic B and Strategic C. Morgan Stanley subsequently provided this information.

        On January 8, 2020, the Strategic Committee authorized Advent, Financial A and Financial C to begin contacting potential debt financing sources in order to allow these parties to conduct additional work in support of a possible acquisition of Forescout. The Strategic Committee determined not to allow Financial B to contact potential debt financing sources until Financial B demonstrated a deeper level of engagement in an acquisition of Forescout. At Advent's request, the Strategic Committee also authorized Advent to contact certain potential co-investors concerning their interest in partnering with Advent on an acquisition of Forescout.

        On January 10, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley provided an update on the status of the ongoing process relating to the potential sale of Forescout, including with respect to the reactions of Advent, Financial A, Financial B and Financial C to Forescout's preliminary results for the fourth quarter of 2019, and the status of the ongoing due diligence reviews. The representatives of Morgan Stanley also noted that Strategic C and Financial B did not appear to be contemplating an acquisition of Forescout as they had decreased their level of activity in support of an acquisition. The Strategic Committee reviewed a draft of the Original Merger Agreement and approved it being provided to Advent, Financial A, Financial B and Financial C. The Strategic Committee concluded that the draft of the Original Merger Agreement should include a 45-day "go-shop" period during which Forescout would be permitted to affirmatively solicit alternative transactions following entry into the Original Merger Agreement. The Strategic Committee believed that such a provision was appropriate given, among other things, (1) the desire of the Strategic Committee to announce an agreement to acquire Forescout simultaneously with the public announcement of Forescout's results for the fourth quarter of 2019; and (2) the statements by Strategic B that it may further consider an acquisition of Forescout after the public announcement of Forescout's results for the fourth quarter of 2019.

        On January 15, 2020, a draft of the Original Merger Agreement was posted to Forescout's online data room and made available to Advent, Financial A and Financial B.

        On January 17, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley (1) provided an update on the ongoing process relating to the status of the potential sale of Forescout, including the status of the ongoing due diligence reviews; and (2) continued to discuss the reactions of Advent, Financial A, Financial B and Financial C to Forescout's preliminary results for the fourth quarter of 2019, including with respect to possible weakness in Forescout's sales pipeline for 2020.

        On January 22, 2020, Morgan Stanley sent letters to Advent, Financial A and Financial C requesting comments to the draft of the Original Merger Agreement by January 28, 2020, and final acquisition proposals by January 31, 2020.

        On January 24, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley provided an update on the ongoing process relating to the status of the potential sale of Forescout, including that Financial A did not appear to be contemplating an acquisition of Forescout as it had decreased its level of activity in support of an acquisition. Members of Forescout management described their evolving understanding of the trends that impacted Forescout's results for the fourth quarter of 2019 and the negative impact that those trends were likely to have on Forescout's results for 2020 and beyond. They also discussed Forescout's sales pipeline for 2020, which reflected greater weakness than originally anticipated. Although members of Forescout management expressed their belief that the 2020 financial results contemplated by the Target Plan were still achievable, they informed the Strategic Committee that it was likely that Forescout's 2020 financial results would be below the estimates in the Target Plan and the Preliminary Alternate Plan.

        On January 27, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley described recent conversations with representatives of Financial A. During these conversations, the representatives of Financial A stated that, as a result of Forescout's preliminary results for the fourth quarter of 2019, Financial A (1) was not going to make a revised acquisition proposal because its updated view of valuation for Forescout would likely be below $30.00 per Share; and (2) believed that Forescout should proceed with its scheduled earnings announcement on February 6, 2020, after which the parties could potentially resume discussions regarding an acquisition. In view of these conversations with Financial A and the lack of engagement by Financial B, the Strategic Committee believed that only Advent and Financial C were still considering a potential acquisition of Forescout prior to the public announcement of Forescout's results for the fourth quarter of 2019. The members of Forescout management further described their evolving understanding of the trends that impacted Forescout's results for the fourth quarter of 2019 and the negative impact that those trends were likely to have on Forescout's expected results for 2020. They also again reviewed

Forescout's sales pipeline for 2020 (which continued to be impacted by greater weakness than originally anticipated). The members of Forescout management described their current expectations for Forescout's public guidance for the first quarter and full year of 2020, respectively, which guidance included the information contained in the Illustrative Guidance; such guidance would be released, in the absence of a sale of Forescout, in connection with Forescout's results for the fourth quarter of 2019. Together with the Strategic Committee, the members of Forescout management reviewed a draft of the Alternate Plan, including its "bottoms-up" nature. The terms Illustrative Guidance and Alternate Plan are defined in, and further information about both is contained in, the section captioned "The Merger—Financial Forecasts" in the Proxy Statement. The members of Forescout management also described the potential negative impact that Forescout's results for the fourth quarter of 2019 and expected financial guidance for 2020 could have, individually and collectively, on Forescout's stock price. The Strategic Committee approved the use of the (1) Alternate Plan (in lieu of the Preliminary Alternate Plan), (2) Target Plan and (3) Illustrative Guidance for purposes of Morgan Stanley's financial analysis of Forescout. The Strategic Committee instructed Morgan Stanley to provide the Alternate Plan to Advent and Financial C. Morgan Stanley subsequently provided this information.

        By January 29, 2020, Forescout received revised drafts of the Original Merger Agreement from Advent and Financial C. Both Advent and Financial C removed the "go-shop" provision from their respective drafts of the Original Merger Agreement.

        On January 31, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley described discussions with each of Advent and Financial C about the Alternate Plan, and noted that Advent and Financial C were continuing to review the Alternate Plan. The representatives of Wilson Sonsini discussed the drafts of the Original Merger Agreement received from Advent and Financial C. The Strategic Committee provided guidance and input to Wilson Sonsini on the appropriate response to the revised drafts of the Original Merger Agreement received from Advent and Financial C, including that the Strategic Committee was not willing to eliminate the "go-shop" provision. The Strategic Committee instructed Wilson Sonsini to provide further revised drafts of the Original Merger Agreement to Advent and Financial C.

        Also on January 31, 2019, representatives of each of Advent and Financial C separately informed Morgan Stanley that they required more time to make their final proposal given work that they and their financing sources needed to do to review and analyze the Alternate Plan. As such, the Strategic Committee, in consultation with Morgan Stanley, agreed to move the deadline for final acquisition proposals to February 3, 2020.

        On February 1, 2020, representatives of Wilson Sonsini, on behalf of Forescout, provided a revised draft of the Original Merger Agreement to representatives of Advent. Consistent with the direction of the Strategic Committee, the revised draft, among other things, reinserted the "go-shop" provision and made a new proposal for the amount of the termination fee payable by Forescout in order to accept a superior acquisition proposal from a third party after entry into the Original Merger Agreement with the successful bidder.

        On February 2, 2020, representatives of Wilson Sonsini, on behalf of Forescout, provided a revised draft of the Original Merger Agreement to representatives of Financial C. Consistent with the direction of the Strategic Committee, the revised draft, among other things, reinserted the "go-shop" provision and made a new proposal for the amount of the termination fee payable by Forescout in order to accept a superior acquisition proposal from a third party after entry into the Original Merger Agreement with the successful bidder.

        On February 3, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Morgan Stanley described recent conversations with representatives of Financial C. During these conversations, the representatives of Financial C expressed Financial C's (1) continued interest in acquiring Forescout; (2) need to reduce its per Share price proposal (which was previously $34.00 to $35.00 in cash per Share) by "a couple of dollars" per share in view of the information contained in the Alternate Plan; and (3) need for additional time to complete its work. At this point, a revised proposal had not yet been received from Advent.

        Later on February 3, 2020, Advent provided a revised proposal to acquire Forescout for $32.00 per Share in cash. This proposal was accompanied by a revised draft of the Original Merger Agreement and drafts of the related equity commitment letter and limited guarantee. We refer to such original equity commitment letter and limited guarantee as the "Original Equity Commitment Letter" and "Original Limited Guarantee," respectively. Among other things, Advent's proposed revisions to the draft of the Original Merger Agreement included the removal of the "go-shop" provision but accepted Forescout's proposal related to the amount of the termination fee payable by Forescout in order to accept a superior acquisition proposal from a third party after entry into the Original Merger Agreement with Advent.

        Still later on February 3, 2020, Financial A reaffirmed its overall interest in an acquisition of Forescout and its willingness to continue to discuss an acquisition following the public release of Forescout's results for the fourth quarter of 2019.

        On February 4, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Strategic Committee their fiduciary duties as directors. The representatives of Morgan Stanley described the proposal from Advent and reminded the members of the Strategic Committee of the recent discussions with Financial C. The Strategic Committee directed Morgan Stanley to make a counterproposal to Advent contemplating an acquisition of Forescout for $34.00 per Share in cash and providing for a 30-day "go-shop" period. In the interest of attempting to preserve a competitive process, the Strategic Committee also instructed Morgan Stanley to make a similar proposal to Financial C and indicate that Forescout (1) was nearing a deal with another potential acquirer; and (2) was prepared to entertain an acquisition proposal of $34.00 per Share in cash with a 30-day "go-shop" period.

        Throughout February 4, 2020, representatives of Morgan Stanley spoke with representatives of Advent and Financial C. Advent ultimately revised its acquisition proposal to $33.00 per Share in cash with a 30-day "go-shop" period. Financial C continued to express an interest in working toward an acquisition but declined to make a revised acquisition proposal.

        Throughout February 4, 2020, and February 5, 2020, representatives of each of Wilson Sonsini and outside legal counsel to Advent negotiated the terms of the Original Merger Agreement and the related disclosure letter, the Original Limited Guarantee, the Original Equity Commitment Letter and the debt commitment letter.

        On February 5, 2020, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Forescout Board their fiduciary duties as directors. The representatives of Morgan Stanley reviewed for, and discussed with, the Forescout Board the financial analysis of Morgan Stanley, based on the Target Plan, the Alternate Plan and the Illustrative Guidance, of the merger consideration of $33.00 per Share in cash, without interest. The representatives of Morgan Stanley provided the Forescout Board with customary disclosures regarding its relationships with Advent and its affiliates. The representatives of Morgan Stanley rendered to the Forescout Board Morgan Stanley's oral opinion, subsequently confirmed in writing, that, as of February 5, 2020, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the merger consideration of $33.00 per Share in cash, without interest, to be received by the holders of Shares (other than Shares that are (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the effective time of the Merger; or (4) held by stockholders who have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing and properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL) pursuant to the Original Merger Agreement was fair from a financial point of view to such holders of Shares. We refer to this opinion of Morgan Stanley as the "Original Morgan Stanley Opinion." The representatives of Wilson Sonsini reviewed with the members of the Forescout Board the key terms of the Original Merger Agreement, the Original Limited Guarantee, the Original Equity Commitment Letter and the related debt commitment letter. The members of the Strategic Committee expressed support for the transaction with Advent. The Forescout Board, after considering the factors more fully described in the section of the Proxy Statement "The Merger—Recommendation of the Forescout Board and the Reasons for the Merger," (1) determined that the Original Merger Agreement, the merger and the other transactions contemplated by the Original Merger Agreement were fair to, advisable and in the best interests of Forescout and its stockholders; and (2) adopted and approved the Original Merger Agreement, the merger and the other transactions contemplated by the Original Merger Agreement. The representatives of Morgan Stanley described solicitation activities that could be undertaken during the "go-shop" period. The Forescout Board directed Forescout management and Morgan Stanley, under the supervision of the Strategic Committee, to engage in these activities once the Original Merger Agreement was signed and announced.

        Early on February 6, 2020, before the opening of trading of the Shares on Nasdaq, the Original Merger Agreement was signed by Forescout, Parent and Purchaser, and Forescout publicly disclosed the entry into the Original Merger Agreement. Forescout also publicly announced its results for the fourth quarter of 2019.

        Also on February 6, 2020, as directed by the Forescout Board, Forescout management and representatives of Morgan Stanley began contacting each of the potential strategic and financial acquirers previously contacted (including Strategic A, Strategic B, Strategic C, Financial A, Financial B and Financial C) concerning their interest in a possible acquisition of Forescout.

        On February 7, 2020, the Corvex/Jericho Group publicly disclosed that they had terminated their "group" with respect to Forescout. Corvex Management LP also disclosed that it sold all of its Shares.

        On February 12, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The members of Forescout management and the representatives of Morgan Stanley described their efforts in support of soliciting an alternative transaction to that contemplated by the Original Merger Agreement. The Strategic Committee instructed Morgan Stanley to contact seven additional potential strategic acquirers and four additional potential financial acquirers concerning, in each case, their interest in an acquisition of Forescout.

        On February 18, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The members of Forescout management and the representatives of Morgan Stanley described their efforts in support of soliciting an alternative transaction to that contemplated by the Original Merger Agreement, including as to the status of each potential acquirer's interest in an acquisition of Forescout.

        On March 2, 2020, Jericho Capital Asset Management L.P. disclosed that it sold all of its Shares.

        On March 9, 2020, Forescout announced that the "go-shop" period had expired without any alternative acquisition proposals having been received. During the "go-shop" period, Morgan Stanley,

on behalf of Forescout, actively solicited 22 parties determined by the Strategic Committee and Morgan Stanley to be potentially interested in an acquisition of Forescout.

        On March 20, 2020, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The purpose of this meeting was to review and discuss an immaterial discrepancy in the treatment of amortization of intangibles, which discrepancy arose in the preparation of the non-GAAP EBITDA and unlevered free cash flow amounts set forth in the Target Plan and Alternate Plan and which impacted certain of the financial analyses conducted by Morgan Stanley in connection with rendering the Original Morgan Stanley Opinion. For additional information on this immaterial discrepancy, see the sections captioned "The Merger—Background of the Merger" and "The Merger—Financial Forecasts" in the Proxy Statement. After considering a variety of factors, the Forescout Board determined to proceed with filing the Proxy Statement and that the Proxy Statement should include the Forescout Board's recommendation to Forescout stockholders to adopt the Original Merger Agreement.

        On March 23, 2020, Forescout filed the Proxy Statement with the SEC.

        On April 20, 2020, Forescout received a letter from Parent in which Parent expressed concern about deteriorations in the performance and prospects of Forescout's business. The letter also stated that Parent was reviewing Forescout's business, operations, future prospects and financial condition in order to assess whether the conditions to closing provided in the Original Merger Agreement would be met. To that end, Parent formally requested certain financial and operational information regarding Forescout's business.

        On April 23, 2020, Forescout stockholders, at a special meeting of stockholders, approved the merger and the other transactions contemplated by the Original Merger Agreement.

        Throughout the remainder of April 2020 and into the first half of May 2020, Forescout and Advent continued to work toward closing the acquisition of Forescout by Advent pursuant to the terms of the Original Merger Agreement. Representatives of Forescout (including members of Forescout management) and Advent also held telephonic and video discussions regarding Forescout's business and financial condition, as well as the information requests in Parent's letter of April 20, 2020. In addition, the Strategic Committee and the Forescout Board met regularly to discuss, among other things, (1) Forescout's business; (2) the information requests from Parent; and (3) Forescout's options should Parent not proceed with consummating the acquisition of Forescout pursuant to the terms of the Original Merger Agreement.

        On May 11, 2020, Forescout publicly announced its financial results for the first quarter of 2020.

        On May 15, 2020, Parent informed Forescout by letter that Parent had concluded that certain closing conditions provided in the Original Merger Agreement could not be met, and that as a result Parent would not consummate the acquisition of Forescout pursuant to the terms of the Original Merger Agreement on May 18, 2020, as scheduled. In its letter, Parent described its concerns about Forescout's financial condition in light of Forescout's financial results for the first quarter of 2020.

        Later on May 15, 2020, and continuing until May 19, 2020, the Strategic Committee and the Forescout Board met regularly to discuss Forescout's options in relation to Parent's position that certain closing conditions could not be met and that Parent was not obligated to consummate the acquisition of Forescout pursuant to the terms of the Original Merger Agreement. In addition, at the direction of the Strategic Committee, members of the Strategic Committee, members of Forescout management and representatives of Morgan Stanley spoke with representatives of Advent in an effort to find a resolution that would result in Advent consummating an acquisition of Forescout.

        On May 18, 2020, Forescout publicly announced that Forescout and Advent were engaged in ongoing discussions regarding timing to close and the terms of the Original Merger Agreement.

        On May 19, 2020, representatives of each of Forescout and Morgan Stanley discussed with representatives of Advent the concept of, and various indicative terms for, a "seller note" pursuant to which Forescout's stockholders would provide the debt financing that Advent had contemplated using in order to consummate the merger contemplated by the Original Merger Agreement.

        Later on May 19, 2020, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. In order to preserve its rights against Parent, the Forescout Board approved commencing litigation against Parent and Purchaser to compel them to complete the acquisition of Forescout pursuant to the terms of the Original Merger Agreement.

        On May 20, 2020, Forescout publicly announced that Forescout had commenced the Advent Litigation.

        Following commencement of the Advent Litigation, the parties engaged in expedited litigation, including discovery, based on a trial date set by the court of July 20, 2020.

        Also following the commencement of the Advent Litigation and until the signing of the Amended Merger Agreement, the Strategic Committee and the Forescout Board met regularly to, among other things, (1) review and discuss the status of the Advent Litigation; (2) discuss Forescout's options; and (3) discuss ways that Forescout could facilitate the debt financing that Parent had contemplated using to fund a portion of the acquisition consideration. At the direction of the Strategic Committee, members of the Strategic Committee, members of Forescout management and representatives of Morgan Stanley spoke with representatives of Advent on numerous occasions in an effort to find a resolution that would result in Parent completing an acquisition of Forescout. At various times, these conversations involved the discussion of (1) different per Share prices (all representing values to Forescout stockholders that were less than the $33.00 per Share in cash contemplated by the Original Merger Agreement); (2) transaction structures (including structures where Forescout stockholders would provide "seller financing" to Parent in the form of a security to be issued to Forescout stockholders as partial consideration for the acquisition of their Shares); and (3) other ways that the parties could resolve their dispute.

        On May 27, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to invest $300 million in Forescout.

        Later on May 27, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the $300 million investment proposal from Advent. The Strategic Committee concluded that this proposal did not appropriately value Forescout in light of a number of factors, including the Advent Litigation.

        On May 28, 2020, representatives of Morgan Stanley spoke with representatives of Advent regarding alternative transaction structures, including a structure where, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent would acquire Forescout for per Share consideration composed of a combination of $23.00 in cash and a "seller note" with a notional value of $10.00.

        On May 30, 2020, Parent and Purchaser filed an answer and counterclaim in the Advent Litigation in which they alleged, among other things, that certain closing conditions in the Original Merger Agreement had not been met, and sought relief that included a declaration that Parent was not obligated to proceed with the acquisition of Forescout as provided in the Original Merger Agreement.

        On June 1, 2020, Advent proposed two alternative transactions, each in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement: (1) the investment of $700 million in Forescout; and (2) an acquisition of Forescout for per Share consideration composed of a combination of $23.00 in cash and a contingent value right with a value of up to $7.00 depending on Forescout's performance following its acquisition by Advent.

        On June 2, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the two proposals made by Advent on June 1, 2020. The Strategic Committee concluded that neither proposal appropriately valued Forescout in light of a number of factors, including the Advent Litigation. The Strategic Committee determined not to make a counterproposal.

        On June 18, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $25.00 per Share in cash through a tender offer.

        On June 19, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the $25.00 per Share in cash proposal from Advent. The Strategic Committee concluded that this proposal did not appropriately value Forescout in light of a number of factors, including the Advent Litigation. The Strategic Committee instructed Morgan Stanley to inform Advent that Forescout sought a renegotiated transaction that valued Forescout at $31.00 per Share, and that the Strategic Committee was willing to consider the per Share consideration being composed of a combination of $27.00 in cash and a "seller note" with a notional value of $4.00. Morgan Stanley subsequently informed Advent of the Strategic Committee's instruction.

        On June 20, 2020, Advent rejected Forescout's proposal and responded with a counterproposal to acquire Forescout, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, for $26.00 per Share in cash through a tender offer.

        On June 21, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the $26.00 per Share in cash proposal from Advent. The Strategic Committee concluded that this proposal did not appropriately value Forescout in light of a number of factors, including the Advent Litigation. The Strategic Committee determined not to make a counterproposal.

        On June 22, 2020, Advent reiterated its proposal, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, to acquire Forescout for $26.00 per Share in cash through a tender offer. In the alternative, Advent proposed an acquisition of Forescout for per Share consideration composed of a combination of $23.00 in cash and a "seller note" with a notional value of $5.00.

        On June 24, 2020, representatives of Morgan Stanley spoke with representatives of Advent regarding alternative transaction structures.

        On June 26, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire 60 percent of the outstanding Shares for $27.00 per Share in cash through a tender offer.

        On June 28, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the proposals made by Advent on June 22, 2020, and June 26, 2020. The Strategic Committee concluded that these proposals did not appropriately value Forescout in light of a number of factors, including the Advent Litigation. The Strategic Committee determined not to make a counterproposal.

        On June 30, 2020, Forescout closed its second quarter of 2020.

        On July 1, 2020, Forescout provided Advent with certain preliminary information regarding the results of Forescout's second quarter of 2020.

        On July 3, 2020, representatives of Morgan Stanley spoke with representatives of Advent about Forescout's second quarter of 2020 performance and potential alternative transaction structures.

        On July 5, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $27.00 per Share in cash through a tender offer.

        Later on July 5, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the $27.00 per Share in cash proposal from Advent. The Strategic Committee concluded that this proposal did not appropriately value Forescout in light of a number of factors, including the Advent Litigation. The Strategic Committee instructed Morgan Stanley to inform Advent that Forescout sought a renegotiated transaction that valued Forescout at close to $30.00 per Share in cash with the highest possible level of closing certainty. Morgan Stanley subsequently informed Advent of the Strategic Committee's instruction.

        On July 8, 2020, Forescout publicly announced its preliminary results for the second quarter of 2020. These preliminary results included a range of $78 million to $82 million for total revenue, a 40 percent increase quarter-over-quarter at the midpoint of the range.

        Also on July 8, 2020, members of Forescout management and representatives of Morgan Stanley spoke with representatives of Advent to provide details regarding Forescout's preliminary results for the second quarter of 2020.

        On July 10, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $28.00 per Share in cash through a tender offer.

        On July 11, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the $28.00 per Share in cash proposal from Advent. The Strategic Committee concluded that this proposal did not appropriately value Forescout in light of a number of factors, including the Advent Litigation. The Strategic Committee instructed Morgan Stanley to inform Advent that the Strategic Committee would support an all-cash tender offer with a value of at least $29.00 per Share and limited closing conditions (in order to provide the highest possible level of closing certainty). Morgan Stanley subsequently informed Advent of the Strategic Committee's instruction.

        Later on July 11, 2020, in lieu of completing the acquisition of Forescout pursuant to the terms of the Original Merger Agreement, Advent made a proposal to acquire Forescout for $29.00 per Share in cash through a tender offer with limited closing conditions that would be commenced promptly. The proposal also contemplated the entry into the Settlement Agreement at the same time that the definitive acquisition documents were entered.

        On July 12, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee considered the $29.00 per Share in cash proposal from Advent. The Strategic Committee concluded that it supported further pursuing this proposal and instructed Wilson Sonsini and Morgan Stanley to proceed with additional work to document the renegotiated transaction. The Strategic Committee also discussed the various financial cases that could be used for the purposes of Morgan Stanley's financial analysis of Forescout.

        Throughout July 13, 2020, and July 14, 2020, representatives of each of Wilson Sonsini and Ropes & Gray LLP (outside legal counsel to Advent) negotiated the terms of the Amended Merger

Agreement and the related disclosure letter, the Limited Guarantee and the Equity Commitment Letter. The focus of these negotiations was on ensuring limited closing conditions to the Transactions in order to provide a high level of closing certainty to Forescout. As part of these negotiations, Advent agreed to provide an "equity backstop" such that the Advent Funds would commit, pursuant to the Equity Commitment Letter, to provide all funds necessary in connection with the acquisition of Shares, Forescout Options, and Forescout Stock-Based Awards in connection with the Transactions.

        On July 13, 2020, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Forescout Board their fiduciary duties as directors. The representatives of Morgan Stanley reviewed for, and discussed with, the Forescout Board the preliminary financial analysis of Morgan Stanley, based on the Updated Alternate Plan (as defined under the section of this Schedule 14D-9 captioned "—Projected Financial Information") and the July Case (as defined under the section of this Schedule 14D-9 captioned "—Projected Financial Information"), of the Transaction consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes. The Forescout Board approved the use of the Updated Alternate Plan and the July Case for purposes of Morgan Stanley's financial analysis of Forescout. The Forescout Board instructed Wilson Sonsini and Morgan Stanley to continue to work to finalize and document the renegotiated transaction.

        On July 14, 2020, the Strategic Committee met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The Strategic Committee provided direction to Wilson Sonsini on the negotiation of various open points in the Amended Merger Agreement. Wilson Sonsini subsequently continued to negotiate the terms of the Amended Merger Agreement with Ropes & Gray LLP.

        Later on July 14, 2020, the Forescout Board met, with members of Forescout management and representatives of each of Wilson Sonsini and Morgan Stanley in attendance. The representatives of Wilson Sonsini discussed with the members of the Forescout Board their fiduciary duties as directors. The representatives of Morgan Stanley reviewed for, and discussed with, the Forescout Board the financial analysis of Morgan Stanley, based on the Updated Alternate Plan and the July Case, of the Transaction consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes. The representatives of Morgan Stanley rendered to the Forescout Board Morgan Stanley's oral opinion, subsequently confirmed in writing, that as of July 14, 2020, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes, to be received by the holders of Shares (other than Shares that are (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the effective time of the Merger; or (4) held by stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL) pursuant to the Amended Merger Agreement was fair from a financial point of view to such holders of Shares. The representatives of Wilson Sonsini reviewed with the members of the Forescout Board the key terms of the Amended Merger Agreement, the Limited Guarantee and the Equity Commitment Letter. The representatives of Wilson Sonsini also described the terms of the Settlement Agreement, which provided (subject to the terms of that agreement) for a release of all claims by the parties in connection with the Advent Litigation. The members of the Strategic Committee expressed support for the renegotiated transaction. The Forescout Board, after considering the factors more fully described in this Schedule 14D-9, (1) determined that it is in the best interests of Forescout and the Forescout stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (2) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) recommended that Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

        Early on July 15, 2020, before the opening of trading of the Shares on Nasdaq, the Amended Merger Agreement was signed by Forescout, Parent and Purchaser, and Forescout and Advent publicly disclosed the entry into the Amended Merger Agreement. Contemporaneous with signing the Amended Merger Agreement, Forescout, Parent and Purchaser also signed the Settlement Agreement to settle and dismiss with prejudice all claims and defenses in the Advent Litigation.

        On July 20, 2020, Parent commenced the Offer.

Forescout's Reasons for the Offer and the Merger

        In evaluating the Amended Merger Agreement and the Transactions, the Forescout Board consulted with Forescout management, Wilson Sonsini and Morgan Stanley. In recommending that Forescout stockholders tender their Shares pursuant to the Offer, the Forescout Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance), each of which the Forescout Board believed supported its determination and recommendation:

  •
  Financial Condition, Results of Operations and Prospects of Forescout.  The current, historical and projected financial condition, results of operations and business of Forescout, as well as Forescout's prospects and risks if it were to remain an independent company. The Forescout Board considered Forescout's current business plans, including (1) the risks and uncertainties associated with achieving and executing on Forescout's business plans in the short and long term; (2) the impact of general market, customer and competitive trends on Forescout; and (3) the general risks of market conditions, that could reduce the price of the Shares. Among the potential risks identified by the Forescout Board were:

  •
  Forescout's competitive positioning and prospects as a standalone company. Included in this was the consideration of Forescout's size, as well as its strategic and financial resources, relative to those of its competitors.

  •
  Forescout's ongoing business model transition and the likely impact that this transition would have on Forescout's results of operations in the near term.

  •
  Forescout's sales pipeline in 2020 and beyond, as well as the status and expected execution of Forescout's sales organization.

  •
  The historical execution of Forescout's business plan by Forescout management and their ability to continue to drive Forescout's business.

  •
  The continued uncertainty about the impact of COVID-19 (novel coronavirus) on Forescout and its customers.

  •
  Forescout's liquidity position and ability to raise debt financing or equity financing on terms acceptable to it.

  •
  Certainty of Value.  The consideration to be received by Forescout stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value. The receipt of cash consideration eliminates uncertainty and risk for Forescout stockholders related to the continued execution of Forescout's business. The Forescout Board also considered that the Offer and the Merger were not subject to any financing condition, and that the terms of the Equity

    Commitment Letter (along with Forescout's right to seek specific performance of the Amended Merger Agreement) provided substantial assurance of a successful closing.

  •
  Results of Strategic Review Process.  The Offer and the Merger were the result of an extensive strategic review process overseen by the Strategic Committee. The Forescout Board considered that Morgan Stanley contacted six potential strategic acquirers and seven financial acquirers (including Advent) concerning their interest in an acquisition of Forescout and that of these only Advent made a proposal that was capable of being accepted. The Forescout Board also was aware of the public speculation since early November 2019 that Forescout was pursuing a sale. The Forescout Board noted that since the announcement of the Original Merger Agreement, no person or entity had expressed substantive interest in acquiring Forescout, including during the "go shop" period.

  •
  Best Value Reasonably Obtainable.  The belief of the Forescout Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the Forescout Board's familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Forescout on a historical and prospective basis, as well as the potential uncertainty over the Advent Litigation.

  •
  Fairness Opinion of Morgan Stanley.  The oral opinion of Morgan Stanley, subsequently confirmed in writing, rendered to the Forescout Board, that as of July 14, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes, to be received by the holders of Shares (other than Shares that are (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the effective time of the Merger; or (4) held by stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL) pursuant to the Amended Merger Agreement was fair from a financial point of view to such holders of Shares, as set forth in such opinion and as more fully described in the section of this Schedule 14D-9 statement captioned "—Opinion of Morgan Stanley& Co. LLC."

  •
  Potential Strategic Alternatives.  The (1) possible alternatives to the Offer and the Merger, including the possibility of continuing to operate Forescout as an independent entity, further pursuing the Advent Litigation or pursuing another transaction, and the desirability and perceived risks of those alternatives; (2) potential benefits to Forescout stockholders of these alternatives and the timing and likelihood of effecting such alternatives; and (3) Forescout Board's assessment that none of these alternatives was reasonably likely to present superior opportunities for Forescout to create greater value for Forescout stockholders, taking into account risks of execution as well as business, competitive, financial, industry, legal, market and regulatory risks.

  •
  Negotiations with Parent and Terms of the Amended Merger Agreement.  The terms of the Amended Merger Agreement, which was the product of arms'-length negotiations, and the belief of the Forescout Board that the Amended Merger Agreement contained terms that provided Forescout with a high level of closing certainty. The factors considered include (subject to the terms and conditions of the Amended Merger Agreement):

  •
  The anticipated timing of the consummation of the Offer and the Merger, including that all necessary regulatory approvals have been obtained.

    •
    Forescout's ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding acquisition proposals.

    •
    The Forescout Board's view that the terms of the Amended Merger Agreement would be unlikely to deter third parties from making a superior proposal.

    •
    The Forescout Board's ability, under certain circumstances, to withdraw or modify its recommendation that Forescout stockholders tender their Shares pursuant to the Offer.

    •
    The Forescout Board's ability, under certain circumstances, to terminate the Amended Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Forescout Board believed that the termination fee of $48,628,267 payable by Forescout in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

    •
    The limited conditions to Parent's and Purchaser's obligation to consummate the Offer and the Merger (including the absence of a condition related to the non-occurrence of a "material adverse effect"), making the Offer and the Merger substantially likely to be consummated.

    •
    The reverse termination fee of $97,256,534 payable by Parent in certain circumstances and the other remedies available to Forescout under the Amended Merger Agreement and the Limited Guarantee guaranteeing payment thereof (subject to the terms and conditions of the Limited Guarantee).

    •
    The consummation of the Offer and the Merger not being subject to a financing condition.

    •
    Forescout's right to specific performance to cause the Equity Financing contemplated by the Equity Commitment Letter to be funded, whether or not Advent is able to procure any debt financing to finance the acquisition, as well as Forescout's right to specifically enforce Parent's obligation to consummate the Offer and the Merger and to cause the equity financing sources to fund their contributions pursuant to the Equity Commitment Letter.

  •
  Litigation Uncertainty.  The results of the Advent Litigation were inherently uncertain and could potentially result, among other things, in (1) a termination of the Original Merger Agreement without any payment to Forescout; or (2) a judgment in favor of Forescout that did not provide for specific performance or other remedy that would compel Parent and Purchaser to consummate the acquisition of Forescout. The Forescout Board considered the continuing impact of the Advent Litigation on Forescout employees, customers, business prospects and other relationships, which could further disrupt Forescout's ability to operate its business.

        In recommending that Forescout stockholders tender their Shares pursuant to the Offer, the Forescout Board also considered a number of uncertainties and risks and other potentially negative factors, including the following (which factors are not necessarily presented in order of relative importance):

  •
  No Stockholder Participation in Future Growth or Earnings.  The nature of the Offer and the Merger as cash transactions means that Forescout stockholders will not participate in the future earnings or growth of Forescout and will not benefit from any appreciation in value of the Surviving Corporation. The Forescout Board also considered the other potential alternative strategies available to Forescout, which, despite significant uncertainty, had the potential to result in a more successful and valuable company.

  •
  Risk Associated with Failure to Consummate the Offer and the Merger.  The possibility that the Offer and the Merger might not be consummated, and if they are not consummated, that (1) Forescout's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer and the Merger; (2) Forescout will have incurred significant transaction and other costs (in addition to those incurred in connection with the Original Merger Agreement and the Advent Litigation); (3) Forescout's continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the reverse termination fee of $97,256,534 payable by Parent to Forescout will not be available in all instances in which the Amended Merger Agreement is terminated and the reverse termination fee may not be sufficient to compensate Forescout for the damage suffered by its business as a result of the pendency of the Offer and the Merger or of the strategic initiatives forgone by Forescout during this period; (6) the other contractual and legal remedies available to Forescout in the event of termination of the Amended Merger Agreement may be insufficient, costly to pursue or both; (7) the potential adverse perception of the market on Forescout's prospects; and (8) the termination fee of $48,628,267 may become payable by Forescout to Parent (or its designee) upon termination of the Amended Merger Agreement under specified circumstances.

  •
  Interim Restrictions on Forescout's Business Pending the Completion of the Offer and the Merger.  The restrictions on the conduct of Forescout's business prior to the consummation of the Offer and the Merger, which may delay or prevent Forescout from undertaking strategic initiatives before the completion of the Offer and the Merger and that, absent the Amended Merger Agreement, Forescout might have pursued. The Forescout Board also considered the restrictions on soliciting other acquisition proposals prior to the consummation of the Offer and the Merger.

  •
  Effects of the Offer and the Merger Announcement.  The effect of the public announcement of the Amended Merger Agreement, including (1) effects on Forescout's sales, employees, customers, operating results and stock price; (2) the impact on Forescout's ability to attract and retain key management, sales and marketing and technical personnel; and (3) the potential for litigation in connection with the Offer and the Merger.

  •
  Termination Fee Payable by Forescout.  The requirement that Forescout pay Parent a termination fee under certain circumstances following termination of the Amended Merger Agreement, including if the Forescout Board terminates the Amended Merger Agreement to accept a superior proposal. The Forescout Board considered the potentially discouraging impact that this termination fee could have on another company's interest in making a competing proposal to acquire Forescout.

  •
  Taxable Consideration.  That the receipt of cash in exchange for Shares pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes for many Forescout stockholders.

  •
  Interests of Forescout's Directors and Executive Officers.  That Forescout's directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, those of Forescout's other stockholders.

  •
  Settlement and Dismissal of the Advent Litigation.  Entry into the Amended Merger Agreement and the Settlement Agreement results in the settlement and dismissal of the Advent Litigation, which had the potential to result in Forescout stockholders receiving a higher price for their Shares than the Offer Price or a termination fee.

        This discussion is not meant to be exhaustive. That is, it summarizes the material factors considered by the Forescout Board in its consideration of the Offer and the Merger. After considering these and other factors, the Forescout Board concluded that the potential benefits of entering into the Amended Merger Agreement outweighed the uncertainties and risks. In light of the variety of factors considered by the Forescout Board and the complexity of these factors, the Forescout Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Forescout Board applied his or her own personal business judgment to the process and may have assigned different relative weights to the different factors. The Forescout Board unanimously adopted and approved the Amended Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Amended Merger Agreement and recommended that Forescout stockholders tender their Shares pursuant to the Offer based upon the totality of the information presented to, and considered by, the Forescout Board.

Intent to Tender

        To Forescout's knowledge, after making reasonable inquiry, all of Forescout's executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information

        Other than in connection with its regular earnings press releases and related investor materials, Forescout does not, as a matter of course, make public projections as to its future financial performance. However, Forescout management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

        In connection with its ongoing evaluation of its business and its options with respect to the Amended Merger Agreement, Forescout management prepared and provided to the Forescout Board and the Strategic Committee, as well as to Morgan Stanley, various forward-looking financial information for fiscal years 2020 through 2023. This information included:

  •
  An updated version of Forescout's annual operating plan that we refer to as the "Updated Alternate Plan."

  •
  The Updated Alternate Plan is an update to Forescout's unaudited operating plan for 2020, which we refer to as the "Alternate Plan." The Updated Alternate Plan updates the Alternate Plan to account for Forescout's actual financial results for the first quarter of 2020 and preliminary actual financial results for the second quarter of 2020.

  •
  The Alternate Plan was prepared in January 2020 by Forescout management on a bottoms-up basis. It reflected (1) a bottoms-up analysis of Forescout's sales pipeline; (2) a bottoms-up expense analysis; and (3) Forescout's results for the fourth quarter of 2019. It was approved by the Forescout Board as Forescout's operating plan for 2020 in March 2020.

  •
  The Strategic Committee reviewed the Updated Alternate Plan on July 13, 2020, and it was previously shared with Morgan Stanley on July 12, 2020.

  •
  Morgan Stanley prepared extrapolations of the Updated Alternate Plan for fiscal years 2024 through 2029 based upon the guidance and direction of Forescout management, which Forescout management subsequently reviewed and approved for use by Morgan Stanley.

  •
  Certain unaudited prospective financial information that we refer to as the "July Case."

  •
  The July Case was prepared by Forescout management for scenario and business planning purposes. It represents an estimate by Forescout management of Forescout's financial performance for the remainder of 2020 through 2023 in light of current conditions

      (including the impact on Forescout of (1) COVID-19 (novel coronavirus); (2) the entry into the Original Merger Agreement; and (3) the Advent Litigation), business opportunities, sales pipeline and Forescout's expense profile.

    •
    The July Case represents Forescout management's estimate of the most likely outcome for Forescout's business over the period in light of such information.

    •
    The Strategic Committee reviewed the July Case on July 13, 2020, and it was previously shared with Morgan Stanley on July 12, 2020.

    •
    Morgan Stanley prepared extrapolations of the July Case for fiscal years 2024 through 2029 based upon the guidance and direction of Forescout management, which Forescout management subsequently reviewed and approved for use by Morgan Stanley.

        We refer to the July Case and the Updated Alternate Plan collectively as the "Forecasts." A summary of the Forecasts appears in the tables below.

        In connection with entering into the Original Merger Agreement, the Strategic Committee and the Forescout Board also reviewed other forward-looking financial information for fiscal years 2020 through 2023. This information is summarized in the Proxy Statement under the caption "The Merger—Financial Forecasts" and is incorporated in this Schedule 14D-9 by reference. In connection with entering into the Amended Merger Agreement, the Strategic Committee determined that the Forecasts represented the best information with which to evaluate Forescout's likely future performance.

        The Forecasts, and the extrapolations of each, were used, with the approval of Forescout management, to calculate cash flows for fiscal years 2020 through 2029 for purposes of Morgan Stanley's discounted free cash flow analysis (as described in more detail under the section of this Section 14D-9 captioned "—Opinion of Morgan Stanley & Co. LLC").

        The Forecasts were developed by Forescout management without giving effect to the Offer or the Merger or any changes to Forescout's operations or strategy that may be implemented after the consummation of the Offer or the Merger. The Forecasts also do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

        The Forecasts were not prepared with a view toward public disclosure or complying with accounting principles generally accepted in the United States (which we refer to as "GAAP"). In addition, the Forecasts were not prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information.

        The Forecasts were prepared by, and are the responsibility of, Forescout management. In the opinion of Forescout management, the Forecasts (1) were prepared on a reasonable basis; (2) reflected the best currently available estimates and judgments; and (3) presented, to Forescout management's knowledge, the expected future financial performance of Forescout within the parameters and under the assumptions specified in preparing the Forecasts. Because the Forecasts reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as multiple interpretations based on actual experience and business developments. The Forecasts also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Forecasts will be affected by Forescout's ability to achieve its strategic goals, objectives and targets over the applicable periods. The Forecasts reflect assumptions as to certain business decisions that are subject to change. The Forecasts cannot, therefore, be considered a guarantee of future operating results, and should not be relied on as such.

        Neither Forescout's independent registered public accounting firm nor any other independent accountants have (1) compiled, reviewed, audited, examined or performed any procedures with respect to the Forecasts; (2) expressed any opinion or any other form of assurance on such information or the achievability of the Forecasts; or (3) assumed any responsibility for the Forecasts. Forescout's independent registered public accounting firm disclaims any association with the Forecasts.

        The Forecasts are forward-looking statements. Although the Forecasts are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Forescout management that Forescout management believed were reasonable at the time that the Forecasts were prepared, taking into account the relevant information available to Forescout management at that time. However, the Forecasts are not fact and should not be relied upon as being necessarily indicative of future results. Important factors that may affect actual results and cause the Forecasts not to be achieved include, among others, (1) general economic conditions (including the impact of COVID-19 (novel coronavirus)); (2) the accuracy of certain accounting assumptions; (3) changes in actual or projected cash flows; (4) competitive pressures; and (5) changes in tax laws. Additional factors that may impact Forescout and its business can be found in the various risk factors included in Forescout's periodic filings with the SEC. All of these factors are difficult to predict, and many of them are outside of Forescout's control. As a result, there can be no assurance that the Forecasts will be realized, and actual results may be materially better or worse than those contained in the Forecasts. The Forecasts may differ from publicized analyst estimates and forecasts and do not consider any events or circumstances after the date that they were prepared, including the announcement of the entry into the Amended Merger Agreement. Forescout does not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date that they were made or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Forecasts are shown to be in error or no longer appropriate.

        Certain of the financial measures included in the Forecasts are "non-GAAP financial measures." These are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

        Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Forecasts, are excluded from the definition of "non-GAAP financial measures" under applicable SEC rules and regulations. As a result, the Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Forescout Board, the Strategic Committee or Morgan Stanley. Accordingly, no reconciliation of the financial measures included in the Forecasts is provided in this Schedule 14D-9.

        By including the Forecasts in this Schedule 14D-9, neither Forescout nor any of its representatives has made or makes any representation to any person regarding Forescout's ultimate performance as compared to the information contained in the Forecasts. The inclusion of the Forecasts should not be regarded as an indication that the Forescout Board, the Strategic Committee, Forescout or any other recipient of the Forecasts considered, or now considers, the Forecasts to be predictive of actual future results. Further, the inclusion of the Forecasts in this Schedule 14D-9 does not constitute an admission or representation by Forescout that the information presented is material. The Forecasts are included in this Schedule 14D-9 solely to give Forescout stockholders access to the information that was made available to the Forescout Board, the Strategic Committee and Morgan Stanley, and are not included in this Schedule 14D-9 in order to influence any Forescout stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek appraisal rights with respect to their Shares or tender their Shares to Purchaser pursuant to the Offer.

        Forescout stockholders are cautioned not to rely on the Forecasts, as Forescout may not achieve the Forecasts whether or not the Offer or the Merger is completed.

Forecasts

Updated Alternate Plan

        The following table summarizes the Updated Alternate Plan for fiscal years 2020 through 2023 and the extrapolated forecast of the Updated Alternate Plan for fiscal years 2024 through 2029. Forescout management reviewed and approved for use by Morgan Stanley such extrapolations. This table reflects the information (1) provided to the Forescout Board, the Strategic Committee and Morgan Stanley prior to the execution of the Amended Merger Agreement; and (2) used by Morgan Stanley for purposes of its written opinion, dated as of July 14, 2020. For additional information on that opinion, see the section of this Schedule 14D-9 captioned "—Opinion of Morgan Stanley & Co. LLC."

	Updated Alternate Plan				Extrapolations
(Dollars in millions)(1)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	$359	$414	$461	$549	$626	$700	$767	$824	$867	$893
Non-GAAP EBIT(2)	$(5)	$16	$28	$64	$89	$118	$150	$183	$215	$246
Depreciation	$9	$11	$15	$22	$27	$29	$29	$29	$28	$27

EBITDA(3)	$3	$27	$43	$85	$116	$147	$179	$212	$244	$272
Stock-based compensation	$(56)	$(72)	$(72)	$(72)	$(72)	$(72)	$(72)	$(72)	$(72)	$(72)
Taxes	$0	$0	$0	$0	$(4)	$(11)	$(19)	$(28)	$(36)	$(43)
Change in deferred revenue	$36	$132	$180	$170	$133	$113	$90	$65	$40	$20
Change in net working capital	$(70)	$(50)	$(35)	$(34)	$(29)	$(28)	$(26)	$(22)	$(16)	$(10)
Capital expenditures	$(8)	$(18)	$(24)	$(32)	$(34)	$(34)	$(34)	$(32)	$(30)	$(27)

Unlevered free cash flow(4)	$(95)	$18	$92	$117	$110	$114	$118	$123	$130	$139

(1)
Totals may not foot due to rounding.

(2)
Non-GAAP EBIT is defined as Forescout's earnings before interest and taxes and excludes stock-based compensation expense and amortization of intangible assets.

(3)
EBITDA is defined as Forescout's earnings before interest, taxes, depreciation, amortization of intangibles assets and excludes stock-based compensation.

(4)
Unlevered free cash flow is defined as EBITDA less (1) stock-based compensation expense, (2) taxes, (3) change in net working capital and (4) capital expenditures, plus (5) change in deferred revenue.

July Case

        The following table summarizes the July Case for fiscal years 2020 through 2023 and the extrapolated forecast of the July Case for fiscal years 2024 through 2029. Forescout management reviewed and approved for use by Morgan Stanley such extrapolations. This table reflects the information (1) provided to the Forescout Board, the Strategic Committee and Morgan Stanley prior to the execution of the Amended Merger Agreement; and (2) used by Morgan Stanley for purposes of its written opinion, dated as of July 14, 2020. For additional information on that opinion, see the section of this Schedule 14D-9 captioned "—Opinion of Morgan Stanley & Co. LLC."

	July Plan				Extrapolations
(Dollars in millions)(1)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	$321	$317	$358	$410	$467	$522	$573	$615	$647	$666
Non-GAAP EBIT(2)	$(14)	$12	$31	$46	$65	$87	$111	$136	$160	$183
Depreciation	$8	$9	$12	$19	$26	$27	$26	$25	$23	$20

EBITDA(3)	$(5)	$21	$43	$65	$91	$113	$137	$160	$183	$203
Stock-based compensation	$(56)	$(60)	$(60)	$(60)	$(60)	$(60)	$(60)	$(60)	$(60)	$(60)
Taxes	$0	$0	$0	$0	$(1)	$(7)	$(13)	$(19)	$(25)	$(31)
Change in deferred revenue	$12	$59	$59	$59	$98	$83	$66	$48	$30	$15
Change in net working capital	$(21)	$(15)	$(13)	$(17)	$(19)	$(19)	$(17)	$(14)	$(11)	$(7)
Capital expenditures	$(6)	$(12)	$(24)	$(32)	$(33)	$(31)	$(31)	$(28)	$(25)	$(20)

Unlevered free cash flow(4)	$(77)	$(6)	$5	$14	$75	$78	$82	$86	$92	$100

(1)
Totals may not foot due to rounding.

(2)
Non-GAAP EBIT is defined as Forescout's earnings before interest and taxes and excludes stock-based compensation expense and amortization of intangible assets.

(3)
EBITDA is defined as Forescout's earnings before interest, taxes, depreciation, amortization of intangibles assets and excludes stock-based compensation.

(4)
Unlevered free cash flow is defined as EBITDA less (1) stock-based compensation expense, (2) taxes, (3) change in net working capital and (4) capital expenditures, plus (5) change in deferred revenue.

Opinion of Morgan Stanley & Co. LLC

        Forescout retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the possible sale of Forescout. The Forescout Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Forescout's industry, its knowledge of Forescout's business and affairs and its understanding of Forescout's business based on its long-standing relationship with Forescout. At the meeting of the Forescout Board on July 14, 2020, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of July 14, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration of $29.00 per Share in cash, without interest and subject to any applicable withholding taxes (which amount is referred to as the "Per Share Price" throughout this section of this Schedule 14D-9), to be received by the holders of Shares (other than Shares that are (1) held by Forescout as treasury stock; (2) owned by Parent or Purchaser; (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the effective time of the Merger; (4) held by stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL (the Shares referenced in clauses (1), (2), (3) and (4) are collectively referred to as the "Excluded Shares" in this section of this Schedule 14D-9) pursuant to the Amended Merger Agreement was fair from a financial point of view to such holders of Shares.

        The full text of the written opinion of Morgan Stanley, dated as of July 14, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this Schedule 14D-9 as Annex B and is incorporated by reference in this Schedule 14D-9 in its entirety. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley's opinion carefully and in its entirety. Morgan Stanley's opinion was directed to the Forescout Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Per Share Price to be received by the holders of Shares (other than the holders of the Excluded Shares) pursuant to the Amended Merger Agreement as of the date of the opinion and does not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. It was not intended to, and does not, constitute an opinion or a recommendation as to whether the stockholders of Forescout should tender Shares into the Offer or take any other action in connection with the Offer and the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  Reviewed certain publicly available financial statements and other business and financial information of Forescout;

  •
  Reviewed certain internal financial statements and other financial and operating data concerning Forescout;

  •
  Reviewed certain financial projections prepared by the management of Forescout and certain extrapolations prepared with guidance from the management of Forescout (which were reviewed and approved for Morgan Stanley's use by the management of Forescout) (which we refer to collectively as the "Financial Projections");

  •
  Discussed the past and current operations and financial condition and the prospects of Forescout with senior executives of Forescout;

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  Reviewed the reported prices and trading activity for the Shares;

  •
  Compared the financial performance of Forescout and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with Forescout, and their securities;

  •
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  Participated in certain discussions and negotiations among representatives of Forescout, Parent and certain other parties and their financial and legal advisors;

  •
  Reviewed the Amended Merger Agreement, a draft of the Equity Commitment Letter from certain equity financing providers substantially in the form of the draft dated July 14, 2020 (which we refer to as the "Financing Letter"), and certain related documents; and

  •
  Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Forescout, and formed a substantial basis for its opinion. With respect to the Financial Projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Forescout of the future financial performance of Forescout. Morgan Stanley expressed no view as to such Financial Projections or the assumptions on which they were based. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Amended Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Parent will obtain financing in accordance with the terms set forth in the Financing Letter, and that the Amended Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Forescout and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Forescout's officers, directors or employees, or any class of such persons, relative to the Per Share Price to be received by the holders of Shares (other than the holders of the Excluded Shares) in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Forescout, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 14, 2020. Events occurring after July 14, 2020, may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley has not assumed any obligation to update, revise or reaffirm its opinion.

  Summary of Financial Analyses

        The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated July 14, 2020 to the Forescout Board. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion.

        In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon the Updated Alternate Plan and the July Case provided to Morgan Stanley by Forescout management on July 12, 2020. The Financial Projections are more fully described below in the section of this Schedule 14D-9 captioned "—Projected Financial Information." In accordance with direction from the Forescout Board and the Strategic Committee, Morgan Stanley used the Updated Alternate Plan and the July Case in its financial analyses. Morgan Stanley was informed by Forescout management that the July Case reflects Forescout management's estimate of the most likely outcome for the business of Forescout over the period of the Financial Projections.

  Public Trading Comparables Analysis

        Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for Forescout with comparable publicly available consensus equity analyst research estimates for companies, selected based on Morgan Stanley's professional judgment and experience, that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (these companies are referred to as the "Comparable Companies").

        For purposes of this analysis, Morgan Stanley analyzed the multiple of aggregate value, which Morgan Stanley defined as fully-diluted market capitalization plus total debt, plus non- controlling interest, less cash and cash equivalents, to estimated revenue, for calendar years 2020 and 2021, of each of these Comparable Companies based on publicly available financial information compiled by Thomson Reuters for comparison purposes.

        These companies and their applicable multiples, as well as the corresponding multiples for Forescout based on the Updated Alternate Plan and the July Case as of May 18, 2020 (the day that Forescout publicly disclosed that Parent would not consummate the acquisition of Forescout pursuant to the Original Merger Agreement as scheduled) were the following:

	Aggregate Value to Estimated 2020 Revenue	Aggregate Value to Estimated 2021 Revenue
Security Peers
CyberArk Software Ltd	8.3x	7.0x
FireEye, Inc.	3.5x	3.3x
Fortinet, Inc.	8.5x	7.3x
Palo Alto Networks, Inc.	6.9x	5.9x
Qualys, Inc.	11.5x	10.2x
Rapid7, Inc.	7.8x	6.6x
SailPoint Technologies Holdings, Inc.	8.4x	7.4x
Splunk Inc.	14.5x	11.7x
Tenable Holdings, Inc.	7.2x	6.1x
Varonis Systems, Inc.	13.6x	11.4x
Financial Peers
Box, Inc.	4.5x	4.1x
Talend SA	4.2x	3.8x
Workiva Inc.	8.2x	7.1x
Zuora, Inc.	4.3x	3.8x
Forescout (Updated Alternate Plan)	3.3x	2.9x
Forescout (July Case)	3.7x	3.8x

        Based on its analysis of the relevant metrics for each of the Comparable Companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of aggregate value to revenue multiples and applied these ranges of multiples to the estimated relevant metric for Forescout for the July Case and the Updated Alternate Plan.

        Based on the outstanding Shares on a fully-diluted basis, as provided by Forescout management as of July 13, 2020, and Forescout's cash and debt as of June 30, 2020, as provided by Forescout management, Morgan Stanley calculated the estimated implied value per share of Shares as of July 14, 2020 as follows:

	Selected Calendar Year Multiple Ranges	Implied Value Per Share ($)
Updated Alternate Plan
Aggregate Value to Estimated 2020 Revenue	4.5x - 6.5x	29.84 - 42.46
Aggregate Value to Estimated 2021 Revenue	4.0x - 6.0x	30.55 - 45.10
July Case
Aggregate Value to Estimated 2020 Revenue	4.0x - 6.0x	24.03 - 35.33
Aggregate Value to Estimated 2021 Revenue	3.5x - 5.5x	20.94 - 32.10

        No company utilized in the public trading comparables analysis is identical to Forescout. In evaluating the Comparable Companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Forescout's control. These include, among other things, the impact of competition on Forescout's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Forescout and the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

  Discounted Equity Value Analysis

        Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company's estimated future revenue. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share on a standalone basis for each of the Updated Alternate Plan and the July Case.

        To calculate these discounted equity values, Morgan Stanley utilized calendar year 2023 revenue estimates under each of the Updated Alternate Plan and the July Case. Based upon the application of its professional judgment and experience, Morgan Stanley applied a forward range of aggregate value to revenue multiples (based on the range of aggregate value to revenue multiples for the Comparable Companies and the growth profile of Forescout under each of the Updated Alternate Plan and the July Case) to these revenue estimates in order to reach a future implied aggregate value. Morgan Stanley then added projected net cash from such aggregate value to reach a future implied equity value, which was then divided by Forescout's projected fully diluted share count under the treasury stock method.

        In each case, Morgan Stanley then discounted the resulting implied future equity value per share at a discount rate of 8.6 percent, which rate was selected based on Forescout's estimated cost of equity, which was arrived at by applying the capital asset pricing model, to calculate the discounted equity value per share as follows:

Based on Calendar Year 2023 Estimated Revenue	Selected AV / Revenue Multiple Ranges	Implied Value Per Share ($)
Updated Alternate Plan	4.5x - 6.5x	32.92 - 46.17
July Case	4.0x - 6.0x	21.29 - 31.18

  Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per Share based on a discounted cash flow analysis to value Forescout as a stand-alone entity. Morgan Stanley utilized estimates from the Updated Alternate Plan and the July Case for purposes of its discounted cash flow analysis, as more fully described below.

        Morgan Stanley first calculated the estimated unlevered free cash flow, which is defined as earnings before interest, tax, depreciation and amortization less (1) stock-based compensation expense, (2) taxes, (3) changes in net working capital and (4) capital expenditures plus (5) changes in deferred revenue. Each of the Updated Alternate Plan and the July Case included estimates prepared by Forescout management through 2023. Forescout management reviewed and approved for use by Morgan Stanley extrapolations for 2024 to 2029 and the terminal value for each of the Updated Alternate Plan and the July Case. Morgan Stanley calculated the net present value of free cash flows for Forescout for the years 2020 through 2029. For purposes of its discounted cash flow analysis, Morgan Stanley also included the present value of existing and newly created tax attributes. Morgan Stanley, for purposes of calculating the tax savings from net operating loss utilization, assumed that Forescout's net operating losses are not limited by Section 382 of the Code, have no expiration and are fully utilized over the projected period at the annual amounts available for utilization based on forecasted taxable earnings before taxes under each of the Updated Alternate Plan and the July Case. Based on perpetual growth rates of 1.5 percent to 2.5 percent, selected based upon the application of its professional judgment and experience, Morgan Stanley also calculated terminal values in 2029. The free cash flows and terminal values were discounted, using a mid-year convention, to present values as of July 1, 2020, at a discount rate ranging from 7.6 percent to 9.6 percent, which discount rates were selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect an estimate of Forescout's weighted average cost of capital, which reflects the weighted average (by value) of (1) the estimated cost of equity determined by the application of the capital asset pricing model and (2) the estimated cost of debt.

        Based on the outstanding Shares on a fully-diluted basis utilizing the treasury stock method (as provided by Forescout management as of July 13, 2020), and Forescout's cash of $57 million and debt of $5 million as of June 30, 2020 (as provided by Forescout management), Morgan Stanley calculated the estimated implied value per Share as of July 1, 2020, as follows:

Implied Value Per Share ($)
Updated Alternate Plan	25.46 - 38.55
July Case	16.17 - 25.52

  Precedent Transactions Analysis

        Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley compared publicly available statistics for software transactions with aggregate value greater than $1 billion since January 1, 2015. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the merger, most notably because they were similar software transactions. For such transactions, Morgan Stanley noted the multiple of aggregate value of the transaction to the estimated next 12 months (which we refer to as "NTM") revenue based on publicly available information at the time of announcement of each such transaction.

        The following is a list of the software transactions reviewed, together with the applicable multiples:

Selected Software Transactions (Target/Acquiror)	AV / NTM Revenue
Apptio, Inc. / Vista Equity Partners	7.0x
AVG Technologies N.V. / Avast Software, Inc.	3.0x
Barracuda Networks, Inc. / Thoma Bravo, LLC	3.5x
BroadSoft, Inc. / Cisco Systems Inc.	4.7x
CA Technologies / Broadcom Inc.	4.3x
Carbon Black, Inc. / VMware, Inc.	8.0x
Cvent, Inc. / Vista Equity Partners	6.5x
Ellie Mae, Inc. / Thoma Bravo, LLC	6.8x
Fleetmatics Group Plc / Verizon Communications Inc.	6.3x
Gigamon Inc. / Elliott Management Corp.	3.8x
Imperva, Inc. / Thoma Bravo, LLC	4.7x
Infoblox Inc. / Vista Equity Partners	3.6x
Informatica Corp. / Permira Advisers LLC	4.3x
Instructure Inc. / Thoma Bravo, LLC	6.4x
LifeLock, Inc. / Symantec Corp.	3.3x
Marketo, Inc. / Vista Equity Partners	5.9x
McAfee, Inc. / Intel Corp.	3.3x
Qlik Technologies Inc. / Thoma Bravo, LLC	3.5x
Riverbed Technology, Inc. / Thoma Bravo, LLC	3.2x
SolarWinds Corp. / Silver Lake Partners + Thoma Bravo, LLC	7.8x
Sophos Group Plc / Thoma Bravo, LLC	5.2x
Ultimate Software Group, Inc. / Hellman & Friedman LLC	7.9x

        Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of the aggregate value to the estimated NTM revenue multiples of the transactions and applied these ranges of multiples to the relevant financial statistic for Forescout. With respect to the aggregate value amounts, Morgan Stanley referred to the estimate of net debt as of June 30, 2020, as provided by Forescout management. The following table summarizes Morgan Stanley's analysis:

Precedent Multiples	Representative Ranges	Implied Value Per Share ($)
Aggregate Value to Estimated NTM Updated Alternate Plan Revenue	3.0x - 6.0x	22.02 - 42.63
Aggregate Value to Estimated NTM July Case Revenue	3.0x - 6.0x	18.26 - 35.12

        No company or transaction utilized in the precedent transactions analysis is identical to Forescout or the merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Forescout's control. These include, among other things, the impact of competition on Forescout's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Forescout and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of Forescout derived from the valuation of precedent transactions were less than or greater than the consideration is not necessarily dispositive in connection with Morgan Stanley's analysis of the consideration for the merger, but is one of many factors Morgan Stanley considered.

  Other Information

        Morgan Stanley observed additional factors that were not considered part of Morgan Stanley's financial analysis with respect to its opinion, but which were noted as reference data for the Forescout Board, including the following information described under the section of this Schedule 14D-9 captioned "—Historical Trading Ranges."

  Historical Trading Ranges

        Morgan Stanley noted certain trading ranges with respect to the historical share prices of the common stock. Morgan Stanley reviewed a range of closing prices of the Shares for the period ending on July 14, 2020 (the last full trading day prior to the announcement of the Offer and the Merger). Morgan Stanley observed the following:

Period Ended July 14, 2020	Range of Trading Prices Per Share ($)
Last 52 Weeks	19.84 - 39.87
Since February 6, 2020 (Date of Announcement of Original Merger Agreement)	19.84 - 33.28

        Morgan Stanley observed that the Shares closed at $25.03 on July 14, 2020 (the last full trading day prior to the announcement of entry into the Amended Merger Agreement). Morgan Stanley further observed that the Shares closed at $22.57 on May 18, 2020 (the day Forescout publicly disclosed that Parent would not consummate the acquisition of Forescout pursuant to the Original Merger Agreement as scheduled).

  General

        In connection with the review of the Offer and the Merger by the Forescout Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Forescout. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Forescout's control. These include, among other things, the impact of competition, on Forescout's business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Forescout and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Per Share Price to be received by the holders of Shares (other than the holders of the Excluded Shares) pursuant to the Amended Merger Agreement and in connection with the delivery of its opinion dated July 14, 2020 to the Forescout Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

        The Per Share Price to be received by the holders of Shares (other than the holders of the Excluded Shares) pursuant to the Amended Merger Agreement was determined through arm's-length negotiations between Forescout and Parent and was approved by the Forescout Board. Morgan Stanley provided advice to the Forescout Board during these negotiations but did not, however, recommend any specific consideration to Forescout or the Forescout Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley's opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley's opinion was not intended to, and does not, constitute an opinion or a recommendation as to whether the stockholders of Forescout should tender Shares into the Offer or take any other action in connection with the Offer and the Merger.

        Morgan Stanley's opinion and its presentation to the Forescout Board was one of many factors taken into consideration by the Forescout Board to approve and enter into the Amended Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Forescout Board with respect to the consideration pursuant to the Amended Merger Agreement or of whether the Forescout Board would have been willing to agree to different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley's customary practice.

        The Forescout Board retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Advent, Parent, Forescout and their respective affiliates, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with Forescout in connection with the Offer and the Merger, may have committed and may commit in the future to invest in private equity funds managed by Advent or its affiliates.

        Under the terms of its engagement letter, Morgan Stanley provided Forescout financial advisory services and an opinion, described in this section and attached to this Schedule 14D-9 as Annex B, in connection with the Offer and the Merger (as well as the transactions contemplated by the Original Merger Agreement), and Forescout has agreed to pay Morgan Stanley a fee of approximately $26.0 million for its services, $7.5 million of which was paid following the announcement of the entry into the Original Merger Agreement on February 6, 2020, and the remainder of which is contingent upon the consummation of the Offer. Forescout has also agreed to reimburse Morgan Stanley for certain of its expenses, including certain fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Forescout has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to, arising out of or in connection with Morgan Stanley's engagement.

        In the two years prior to the date of Morgan Stanley's opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Forescout and have received approximately $10.5 million in fees in connection with such services. In the two years prior to the date of Morgan Stanley's opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Advent and its affiliates (an affiliate of Advent is the ultimate controlling stockholder of

Parent) and have received approximately $30 million to $50 million in fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Advent, Parent and Forescout and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        Information pertaining to the retention of Morgan Stanley is found under the section of this Schedule 14D-9 captioned "Item 4. The Solicitation or Recommendation—Opinion of Morgan Stanley & Co. LLC" and is incorporated by reference.

        Except as set forth above, neither Forescout nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Forescout stockholders on Forescout's behalf with respect to the Offer or related matters.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Forescout or, to Forescout's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

        Except as indicated in this Schedule 14D-9, Forescout is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Forescout's securities by Forescout, Forescout's subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Forescout or Forescout's subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Forescout or any subsidiary of Forescout; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of Forescout.

Transactions and Other Matters

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Forescout Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.    Additional Information

Golden Parachute Compensation

        See the section of this Schedule 14D-9 captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation."

Conditions to the Offer

        The information set forth in Section 15 "Conditions of the Offer" in the Offer to Purchase incorporated in this Schedule 14D-9 by reference.

Regulatory Approvals

HSR Act

        Under the HSR Act, the Transactions cannot be completed until Parent and Forescout file a Notification and Report Form with the Federal Trade Commission (which we refer to as the "FTC") and the Antitrust Division of the Department of Justice (which we refer to as the "DOJ"), and the applicable waiting period has expired or been terminated. The parties filed a notification and report form with the FTC and DOJ on February 13, 2020. The waiting period under the HSR Act was early terminated as of 5:15 p.m., Eastern time, on February 24, 2020, and additional clearance is not necessary in connection with the Transactions assuming that the Transactions are consummated within one year of the date of such clearance.

        Under the Austrian Cartel Act, the merger cannot be completed until the merger is notified to the Federal Competition Authority (Bundeswettbewerbsbehörde, which we refer to as the "FCA") and the Federal Cartel Prosecutor (Bundeskartellanwalt, which we refer to as the "FCP") and the applicable waiting period has expired or been terminated. The parties made the necessary notification on February 21, 2020. On March 23, 2020, the parties received a declaration confirming that as of March 21, 2020, the Transactions can proceed.

        Under the German Act Against Restraints of Competition of 1958, as amended, the merger cannot be completed until the merger is notified to the German Federal Cartel Office (Bundeskartellamt, which we refer to as the "FCO") and the FCO has either cleared the merger or the applicable decision deadline has expired. The parties made the necessary notification to the FCO on February 21, 2020. The FCO informed the parties on March 10, 2020, that the Transactions can proceed.

        Forescout and certain of its subsidiaries conduct business in several countries outside of the United States. Forescout may make filings with regulators in connection with the Transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Forescout nor Parent can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Forescout and/or Parent, as applicable will prevail. See Section 15 "Conditions of the Offer" in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated in this Schedule 14D-9 by reference.

Legal Proceedings

        Between March 13 and April 3, 2020, four lawsuits were filed by purported stockholders of Forescout challenging disclosures made by Forescout in connection with the merger contemplated by the Original Merger Agreement. Of those four lawsuits, three were brought by plaintiffs individually and are captioned Blackwell v. Forescout Technologies, Inc. et al., Case No. 1:20-cv-02267 (S.D.N.Y. filed Mar. 13, 2020); Bushanksy v. Forescout Technologies, Inc. et al., Case No. 5:20-cv-01867-BLF (N.D. Cal. filed Mar. 17, 2020); and Williams v. Forescout Technologies, Inc., et al., Case No. 1:20-cv-02784-ALC (S.D.N.Y. filed April 3, 2020) (collectively, which we refer to as the "Complaints"). The Complaints named as defendants Forescout and members of the Forescout Board. The Complaints alleged violations of Section 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Blackwell and Bushansky Complaints contended that Forescout's preliminary proxy statement omitted or misrepresented material information regarding the Merger. The Williams Complaint contended that Forescout's definitive proxy statement omitted or misrepresented material information regarding the Merger. The allegations in the Complaints included that material information was misstated or omitted regarding Forescout's financial projections, the analyses performed by Morgan Stanley, and certain details about past services Morgan Stanley provided to Advent and its affiliates. The Blackwell complaint also alleged that the preliminary proxy statement omitted material information regarding the recusal of a member of the Forescout Board from meetings of the Forescout Board and Strategic Committee relating to the Merger, and certain details of confidentiality agreements between Forescout and ten potential acquirors. In addition, the Bushansky complaint alleged that the preliminary proxy statement omitted material information regarding discussions of the potential continued employment, retention, or other benefits of Forescout's executive officers and/or directors following the Merger. The Complaints sought, among other things, to (1) enjoin the defendants from consummating the Merger; (2) cause the defendants to disseminate revised disclosures; and (3) rescind the Merger or recover damages in the event that the Merger is completed.

        The Blackwell action was voluntarily dismissed without prejudice on June 8, 2020. The Bushansky action was voluntarily dismissed without prejudice on June 1, 2020. The Williams complaint, which was not served, was voluntarily dismissed without prejudice on June 22, 2020.

        The lawsuit brought as a putative class action was captioned Smith v. Forescout Technologies, Inc., et al., Case No. 1:20-cv-00376-CFC (D. Del. Filed Mar. 17, 2020). The Smith complaint alleged that Forescout and members of the Forescout Board violated of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The Smith complaint contended that Forescout's preliminary proxy statement omitted or misrepresented material information regarding the Merger and sought the remedies of injunctive relief, rescission or rescissory damages, and an award of plaintiffs' costs, including attorneys' fees and expenses. The Smith complaint also sought dissemination of a proxy statement with revised disclosures.

        The Smith action was voluntarily dismissed without prejudice on June 1, 2020. On June 5, 2020, the plaintiff in the Blackwell action mentioned above, filed a motion to be appointed the lead plaintiff in the Smith action. On June 26, 2020, the same plaintiff filed a notice of non-opposition to his motion to be appointed lead plaintiff. That motion is currently pending.

        On June 10, 2020, a shareholder class action complaint was filed in the Northern District of California by The Arbitrage Fund, Water Island LevArb Fund, L.P., Water Island Diversified Event-Driven Fund, Water Island Merger Arbitrage Institutional Comingled Master Fund LP and AltShares Merger Arbitrage ETF, alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Forescout securities between February 6, 2020, and May 15, 2020, and generally alleges that the defendants made false and misleading statements and/or omitted material facts concerning Forescout's financial performance and the risk that the acquisition of the Company by Advent would not close. On June 17, 2020, the Court granted an administrative motion to relate the Arbitrage Fund action and the Sayce action (mentioned below). On June 15, 2020, the lead plaintiff in the Sayce action filed a motion to consolidate the Sayce and The Arbitrage Fund actions and to vacate the Private Securities Litigation Reform Act ("PSLRA") notice in The Arbitrage Fund action. On June 29, 2020, The Arbitrage Fund plaintiffs filed an opposition to the motion to consolidate the two actions. The opposition also requests that the Court require a new lead plaintiff selection process. The motion to consolidate and to vacate the PSLRA notice in The Arbitrage Fund action is scheduled to be heard on July 24, 2020.

        On January 2, 2020, the plaintiff, Christopher L. Sayce, filed a class action lawsuit in the Northern District of California alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Forescout securities between February 7, 2019, and October 9, 2019. The lead plaintiff filed an amended complaint on May 22, 2020. The amended complaint purports to bring claims on behalf of a class of purchasers of Forescout securities during the period from February 7, 2019, through May 15, 2020, On July 6, 2020, Defendants filed a motion to dismiss the amended complaint. The hearing on this motion is October 2, 2020.

        The defendants believe that the claims asserted in all the above-referenced actions are without merit.

        On May 19, 2020, Forescout filed the Advent Litigation alleging that Parent and Purchaser breached the Original Merger Agreement. On May 30, 2020, Parent and Purchaser filed counterclaims alleging that Forescout breached the Original Merger Agreement and that certain conditions to closing thereunder could not be met. Concurrently with the execution of the Amended Merger Agreement, Forescout, Parent and Purchaser entered into the Settlement Agreement in respect of the Advent Litigation pursuant to which the parties have agreed to release their respective claims made in connection with that litigation.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the "fair value" of their shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex A. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex A, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation of the merger within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Amended Merger Agreement.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex A.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) are entitled to appraisal rights under Section 262 of the DGCL; (3) follow the procedures set forth in Section 262 of the DGCL; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price (or the merger consideration, which is equivalent to the Offer Price).

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be August 14, 2020 (unless Purchaser extends the Offer pursuant to the terms of the Amended Merger Agreement), and 20 days after the giving of this Schedule 14D-9 (which date was July 20, 2020), deliver to Forescout a written demand for appraisal of Shares held, which demand must reasonably inform Forescout of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

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  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

        All written demands for appraisal should be addressed to:

Forescout Technologies, Inc.
190 West Tasman Drive
San Jose, California 95134
Attention: Corporate Secretary

        The written demand for appraisal must be executed by the record holder of Shares. We request that the demand be executed fully and correctly as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of Forescout). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Forescout (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that Forescout will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (which we refer to as the "Delaware Register in Chancery") a duly verified list (which we refer to as the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

        The Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders who assert appraisal rights unless (1) the total number of Shares for which appraisal rights have been pursued and perfected exceeds one percent of the Shares as measured in accordance with subsection (g) of Section 262 or (2) the value of the Offer Price (or the merger consideration, which is equivalent to the Offer Price) in respect of the Shares for which appraisal rights have been pursued and perfected exceeds $1 million. We refer to these conditions as the "ownership thresholds."

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied in respect of the Forescout stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court of Chancery's entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest accrued before such voluntary cash payment, unless paid at that time.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price (or the merger consideration, which is equivalent to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although Forescout believes that the Offer Price (or the merger consideration, which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Purchaser nor Forescout

anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Purchaser and Forescout reserve the rights to make the voluntary cash payment contemplated in subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price (or the merger consideration, which is equivalent to the Offer Price).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, or if neither of the ownership thresholds is met, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price (or the merger consideration, which is equivalent to the Offer Price). Inasmuch as Forescout has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Forescout a written withdrawal of its demand for appraisal and acceptance of the Offer Price (or the merger consideration, which is equivalent to the Offer Price), except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Forescout and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price (or the merger consideration, which is equivalent to the Offer Price) therefor.

        The foregoing summary of the rights of Forescout's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Forescout desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex A to this Schedule 14D-9.

Business Combination Statute

        Section 203 of the DGCL generally prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15 percent or more of a corporation's outstanding "voting stock" (as such term is defined in Section 203 of the DGCL)) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

  •
  before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (1) directors who are also officers and (2) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

  •
  following the transaction in which such person became an interested stockholder, the business combination is (1) approved by the board of the corporation and (2) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        In connection with its approval of the Amended Merger Agreement, the Offer and the Merger, the Forescout Board adopted a resolution approving the Amended Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Amended Merger Agreement.

Stockholder Approval of the Merger Not Required

        On July 14, 2020, the Forescout Board unanimously (1) determined that it is in the best interests of Forescout and its stockholders, and declared it advisable, to enter into the Amended Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Amended Merger Agreement; (2) approved the execution and delivery of the Amended Merger Agreement by Forescout, the performance by Forescout of its covenants and other obligations in the Amended Merger Agreement, and the consummation of the Transactions upon the terms and conditions set forth in the Amended Merger Agreement; (3) agreed to effect the Merger pursuant to

Section 251(h) of the DGCL; and (4) recommended that the Forescout stockholders tender their Shares to Purchaser pursuant to the Offer.

        Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Forescout's stockholders.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Forescout, please see (1) Forescout's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020, as amended by Amendment No. 1 on Form 10-K/A to Forescout's Annual Report on Form 10-K, filed with the SEC on April 29, 2020; (2) Forescout's Quarterly Report on Form 10-Q for the three months ended March 31, 2020, filed with the SEC on May 11, 2020; and (3) all similar reports subsequently filed by Forescout.

Cautionary Statements Regarding Forward-Looking Statements

        This Schedule 14D-9, the documents to which we refer you in this Schedule 14D-9 and information included in oral statements or other written statements made or to be made by us or on our behalf contain "forward-looking statements" that do not directly or exclusively relate to historical facts, including, without limitation, statements relating to the completion of the Transactions. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "should," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and other words of similar import. Forescout stockholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Forms 10-K and 10-Q, factors and matters described or incorporated by reference in this Schedule 14D-9, and the following factors:

  •
  the inability to complete the Transactions due to the failure of Forescout stockholders to accept the Offer and tender their Shares to Purchaser pursuant to the Offer or the failure to satisfy the other conditions to the completion of the Offer and the Merger, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval;

  •
  the risk that the Amended Merger Agreement may be terminated in circumstances that require us to pay a termination fee;

  •
  the outcome of any legal proceedings that may be instituted against us and others related to the Amended Merger Agreement;

  •
  risks that the Transactions affect our ability to retain or recruit employees;

  •
  that, if the Transactions are completed, Forescout stockholders will forgo the opportunity to realize the potential long-term value of the successful execution of Forescout's current strategy as an independent company;

  •
  the possibility that Forescout could, at a later date, engage in unspecified transactions, including restructuring efforts, special dividends or the sale of some or all of Forescout's assets to one or more as yet unknown purchasers, that could conceivably produce a higher aggregate value than that available to Forescout stockholders in the Transactions;

  •
  that under the terms of the Amended Merger Agreement, Forescout is restrained from soliciting other acquisition proposals during the pendency of the Transactions;

  •
  the effect of the announcement or pendency of the Transactions on our business relationships, customers, operating results and business generally, including risks related to the diversion of the attention of Forescout management or employees during the pendency of the Transactions;

  •
  the amount of the costs, fees, expenses and charges related to the Amended Merger Agreement or the Transactions;

  •
  the risk that the proposed Transactions will not be consummated in a timely manner;

  •
  the risk that our stock price may decline significantly if the Transactions are not completed; and

  •
  risks related to achieving the Minimum Condition.

        Consequently, all of the forward-looking statements that we make in this Schedule 14D-9 are qualified by the information contained or incorporated by reference in this Schedule 14D-9, including: (1) the information contained under this caption; and (2) information in our most recent filings on Forms 10-K and 10-Q, including the information contained under the section of such Forms 10-K and 10-Q captioned "Risk Factors," and information in our consolidated financial statements and notes thereto. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

        Except as required by applicable law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Forescout stockholders are advised to consult any future disclosures that we make on related subjects as may be detailed in our other filings made from time to time with the SEC. Forescout will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with its obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Exhibits

        The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 20, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Letter of Transmittal, dated July 20, 2020 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(1)(F)	Summary Advertisement as published on July 20, 2020, in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

Exhibit No.	Description
(a)(5)(A)	Communications from Forescout to its employees entitled "FSCT Settlement Employee Letter" (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Forescout with the SEC on July 15, 2020)
(a)(5)(B)
Communications from Forescout to its employees entitled "FSCT Settlement Employee FAQ" (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Forescout with the SEC on July 15, 2020)
(a)(5)(C)	Joint Press Release issued by Forescout and Advent on July 15, 2020 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)
(a)(5)(D)	Joint Press Release issued by Forescout and Advent on July 20, 2020 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO)
(a)(5)(E)	Proxy Statement (incorporated by reference to the definitive proxy statement filed by Forescout with the SEC on March 24, 2020)
(a)(5)(F)*	Opinion of Morgan Stanley, dated July 14, 2020 (included as Annex B to this Schedule 14D-9)
(e)(1)
Amended and Restated Agreement and Plan of Merger, dated July 15, 2020, between Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the SEC on July 16, 2020)
(e)(2)
Agreement and Plan of Merger, dated February 6, 2020, between Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the SEC on February 7, 2020)
(e)(3)	Confidentiality Agreement, dated November 14, 2019, by and between Forescout and Advent (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(4)	Amended and Restated Equity Commitment Letter, dated July 15, 2020, by and between Parent and the Advent Funds (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(5)	Amended and Restated Limited Guarantee, dated July 15, 2020, by and between Forescout and the Advent Funds (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(6)*	Employment Agreement, dated July 14, 2020, between Forescout and Nicholas Noviello
(e)(7)
Annual Report on Form 10-K (incorporated by reference to the Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020, as amended by Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K, filed with the SEC on April 29, 2020)
(e)(8)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(e)(9)	2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form S-1/A filed by Forescout with the SEC on October 16, 2017)
(e)(10)
Form of 2017 Equity Incentive Plan Performance-Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Forescout with the SEC on August 7, 2019)
(e)(11)	2017 Employee Stock Purchase Plan, and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 to the Form S-1/A filed by Forescout with the SEC on October 16, 2017)

Exhibit No.	Description
(e)(12)	2000 Stock Option and Incentive Plan, as amended, and form of agreements thereunder (incorporated by reference to Exhibit 10.5 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(e)(13)	Summary of 2017 Bonus Plan (incorporated by reference to Exhibit 10.18 to the Form 10-K filed by Forescout with the SEC on February 22, 2018)
(e)(14)	Summary of 2018 Bonus Plan (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Forescout with the SEC on March 1, 2019)
(e)(15)	Summary of 2019 Bonus Plan (incorporated by reference to Exhibit 10.24 to the Form 10-K filed by Forescout with the SEC on February 28, 2020)
(e)(16)
Amended and Restated Employment Agreement between Forescout and Michael DeCesare, dated May 18, 2016, as amended (incorporated by reference to Exhibit 10.14 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(e)(17)	Employment Agreement between Forescout and Antonio Pedro Abreu, dated March 17, 2017 (incorporated by reference to Exhibit 10.15 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(e)(18)
Amendment One to Forescout Technologies, Inc. Employment Agreement between Forescout and Pedro Abreu, dated May 24, 2019 (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Forescout with the SEC on August 7, 2019)
(e)(19)
Amendment Two to Forescout Technologies, Inc. Employment Agreement between Forescout and Pedro Abreu, dated January 1, 2020 (incorporated by reference to Exhibit 10.21 to the Form 10-K filed by Forescout with the SEC on February 28, 2020)
(e)(20)	Employment Agreement between Forescout and Christopher Harms, dated March 17, 2017 (incorporated by reference to Exhibit 10.16 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(e)(21)
Amendment One to Forescout Technologies, Inc. Employment Agreement between Forescout and Christopher Harms, dated January 1, 2020 (incorporated by reference to Exhibit 10.22 to the Form 10-K filed by Forescout with the SEC on February 28, 2020)
(e)(22)	Employment Agreement between Forescout and Darren J. Milliken, dated July 8, 2017 (incorporated by reference to Exhibit 10.17 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(e)(23)
Amendment One to Forescout Technologies, Inc. Employment Agreement between Forescout and Darren Milliken, dated January 1, 2020 (incorporated by reference to Exhibit 10.23 to the Form 10-K filed by Forescout with the SEC on February 28, 2020)
(e)(24)	Outside Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Forescout with the SEC on May 9, 2019)
(e)(25)	Executive Bonus Compensation Plan (incorporated by reference to Exhibit 10.22 to the Form S-1/A filed by Forescout with the SEC on October 16, 2017)
(e)(26)
Amended and Restated Investors' Rights Agreement, dated November 25, 2015, by and among the Registrant and certain of its stockholders (incorporated by reference to Exhibit 10.18 to the Form S-1 filed by Forescout with the SEC on October 2, 2017)
(g)	Not applicable

*
Filed herewith.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORESCOUT TECHNOLOGIES, INC.
Date: July 20, 2020	By:	/s/ DARREN J. MILLIKEN Darren J. Milliken Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

ANNEX A

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX B

2725 Sand Hill Road Suite 200 Menlo Park, CA 94025

Confidential

July 14, 2020

Board of Directors
Forescout Technologies, Inc.
190 W. Tasman Drive
San Jose, CA, USA 95134

Members of the Board:

        We understand that Forescout Technologies, Inc. (the "Company"), Ferrari Group Holdings, L.P. ("Parent") and Ferrari Merger Sub, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Amended and Restated Agreement and Plan of Merger, substantially in the form of the draft dated July 14, 2020 (the "Merger Agreement"), which provides, among other things, for (a) the commencement by Merger Sub of a tender offer (the "Tender Offer") to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") for $29.00 per share in cash, without interest and subject to any applicable withholding taxes (the "Per Share Price") and (b) the subsequent merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding share of the Company Common Stock immediately prior to the effective time of the Merger, other than shares of the Company Common Stock that are (i) held by the Company as treasury stock, (ii) owned by Parent or Merger Sub, (iii) owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the effective time of the Merger or (iv) held by stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with Section 262 of the General Corporation Law of the State of Delaware (clauses (i), (ii), (iii) and (iv), collectively, the "Excluded Shares"), will be converted into the right to receive the Per Share Price at the effective time of the Merger. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Per Share Price to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)
Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)
Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)
Reviewed certain financial projections prepared by the management of the Company and certain extrapolations prepared with guidance from the management of the Company (which were reviewed and approved for our use by the management of the Company) (collectively, the "Financial Projections");

4)
Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)
Reviewed the reported prices and trading activity for the Company Common Stock;

6)
Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)
Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)
Participated in certain discussions and negotiations among representatives of the Company, Parent and certain other parties and their financial and legal advisors;

9)
Reviewed the Merger Agreement, the draft amended and restated equity commitment letter from certain equity financing providers substantially in the form of the draft dated July 14, 2020 (the "Financing Letter") and certain related documents; and

10)
Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the Financial Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We express no view as to such Financial Projections or the assumptions on which they were based. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Parent will obtain financing in accordance with the terms set forth in the Financing Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Per Share Price to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) in the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Tender Offer and the Merger and will receive a fee for our services, which is contingent upon the closing of the Tender Offer. In the two years prior to the date hereof, we have provided financial advisory and financing services for Advent International Corporation ("Advent International"), its affiliates (an affiliate of Advent International is the ultimate controlling stockholder of Parent) and the

Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Advent International, Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Advent International, Parent, the Company and their respective affiliates, or any other company, or any currency or commodity, that may be involved in the Tender Offer and the Merger, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with the Tender Offer and the Merger, may have committed and may commit in the future to invest in private equity funds managed by Advent International or its affiliates.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Tender Offer and the Merger if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Tender Offer or take any other action in connection with the Tender Offer and the Merger. Our opinion does not address the relative merits of the Tender Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Price to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ WALLY CHENG
Wally Cheng Managing Director